                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                    FORM S-4
                                 AMENDMENT NO. 1
                                   ----------

                          SENIOR CARE INDUSTRIES, INC.
                          ----------------------------
        (Exact name of small business issuer as specified in its charter)

                                     Nevada
                                    --------
         (State or other jurisdiction of incorporation or organization)

                                      6500
                                      ----
                    (Primary Standard Industrial Code Number)

                                   68-0221599
                                   ----------
                     (I.R.S. Employer Identification Number)

                             410 Broadway, 2nd Floor
                         Laguna Beach, California 92651
                                 (949) 376-3125
                        ---------------------------------
        (Address including Zip code and telephone number, including area code, of Registrant's principal executive offices)

                         Resident Agents of Nevada, Inc.
                          711 S. Carson Street, Suite 4
                              Carson City, NV 89701
                        --------------------------------
            (Name, Address, including Zip code and Telephone Number, including area code of Agent for Service)

            Approximate date of commencement of proposed sale of the
                  securities to the public: September 30, 2001

If the securities being registered on this Form are being offered in conjunction with the formation of a holding company and there is compliance with General Instruction G, check the filing box [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


                                CALCULATION OF REGISTRATION FEE

Title of each                    Maximum          Proposed      Proposed
class of securities              Amount to        maximum       maximum             Amount of
to be registered                 be registered    offering      aggregate         registration
                                 per unit(1)      price         offering price        fee
------------------------------------------------------------------------------------------------
Common Stock, $.001 Par Value     450,000         $1.35            $607,500           91.10*
------------------------------------------------------------------------------------------------

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities which are being registered as of April 30, 2001 as set forth in Rule Regulation 230.457c and Regulation 230.457f2 where there is no market for the securities to be received in the transaction. This calculation is based as follows:

Number of shares to be registered:          450,000
Price of those shares on April 30, 2001:    $1.35

Filing fee:                         $ 273.35
Paid on May 7, 2001                   182.25
                                    --------
Difference owed:                       91.10

A filing fee of $182.25 was paid on May 7, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

                               P R O S P E C T U S

                          SENIOR CARE INDUSTRIES, INC.

                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                                 (949) 376-1325

                                  THE OFFERING

              450,000 SHARES OF CONVERTIBLE SERIES G PREFERRED STOCK

Senior Care Industries, Inc. [Senior Care] offers to exchange 1 share of common stock, $.001 par value, in Senior Care for 1 share of Series G preferred stock in Senior Care, $.001 par value to all shareholders of record in Senior Care who held shares prior to the expiration date of this offer. The offer will expire on September 30, 2001. Any shareholder who accepts this offer prior to September 30, 2001 may withdraw their shares at any time prior to the expiration date of the offer.

Each share of Series G preferred stock is convertible into 60 shares of Common stock for each share of Series G preferred stock on a table whereby 20% of the number of Series G preferred shares held may be converted annually each year for a period of 5 years.

                                 TRADING SYMBOL

      Senior Care common: SENC (Over-the-counter Electronic Bulletin Board)
                 A recent price for Senior Care common was $2.25

There is no market for Series G preferred stock and it is unlikely that there will ever be a market for this stock.

                 THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
                PLEASE REFER TO RISK FACTORS BEGINNING ON PAGE 6

The Securities and Exchange Commission (SEC) and state securities regulators have not approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This prospectus shall not become effective in accordance with section 8(a) of the Securities Act of 1933 until such date as the SEC may determine.

                   WE MAY NOT SELL THESE SECURITIES UNTIL THE
     REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
      IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE
                    WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                       (i)


                                TABLE OF CONTENTS
Summary ...............................................................   1

Frequently Asked Questions ............................................   3

Risk Factors ..........................................................   6

Terms of the Transaction ..............................................  11

Pro Forma Financial Statements & Presentation of Financial Forecasts ..  15

Description of Business of Senior Care ................................  19

Description of Property of Senior Care ................................  28

Legal Proceedings where Senior Care is a Party ........................  29

Market Price for Senior Care Stock & Other Shareholder Matters ........  32

Related Party Transactions & Relationships ............................  36

Financial Statements of Senior Care ...................................  39 See: Exhibit 13.1

Supplementary Financial Statements of Senior Care .....................  39 See: Exhibit 13.2

Management's Discussion & Analysis of Financial Condition &
Results of Operations of Senior Care ..................................  39

Disagreements with Accountants on Accounting & Financial Disclosure ...  43
Quantitative & Qualitative Disclosures about Market Price .............  43

Directors and Officers of Senior Care .................................  43

Executive Compensation of Officers and Directors ......................  46

Interests of Experts and Counsel ......................................  48

Disclosure of Commission Position on Indemnification for Securities
Act Liabilities .......................................................  48

Expenses of Issuance & Distribution of Prospectus & Tender Offer ......  48
Indemnification of Officers and Directors .............................  49

Attached Exhibits .....................................................  50

Signatures ............................................................  52

                                      (ii)

We will accept manually signed facsimile copies of the letter of transmittal. The letter of transmittal, stock certificates representing Common shares in Senior Care and any other required documents should be sent or delivered by each holder of common stock or that holder's broker, dealer, commercial bank, trust company or other nominee to the depository agent before the expiration date of the attached tender offer which is August 10, 2001.

                     The depository for this tender offer is:

                              First American Stock Transfer, Inc.
                              1717 E. Bell Road, 2-155
                              Phoenix, AZ 85022
                              Telephone: (602) 485-1346
                              Facsimile: (602) 788-0423

You may direct any questions and requests for assistance to the information agent, the depository or Senior Care Industries, Inc. by telephoning the numbers listed below. You can obtain additional copies of this document and copies of the Tender Offer and the letter of transmittal and other tender materials from the information agent, the depository or from Senior Care Industries, Inc. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning this tender offer.

                  The information agent for this tender offer is:

                               Investor Relations Network
                               3755 Coleville Circle
                               Corona, CA 92881
                               Telephone: (909) 279-8884
                               E-mail: tom@irnonline.com

                  The depository for this tender offer is:

                              First American Stock Transfer, Inc.
                              1717 E. Bell Road, 2-155
                              Phoenix, AZ 85022
                              Telephone: (602) 485-1346
                              Facsimile: (602) 788-0423

                  To contact Senior Care Industries, Inc. you may call or write:

                              Senior Care Industries, Inc.
                              Common Stock Tender Offering
                              410 Broadway, 2nd Floor
                              Laguna Beach, CA 92651
                              Telephone: (949) 376-3125
                              Facsimile: (949) 376-9117
                              E-mail: john@seniorcareind.com

                                      (iii)

                                     SUMMARY

The terms of the offer
----------------------

Senior Care is registering 450,000 shares of Series G preferred stock which is convertible into 27,000,000 shares of common stock in Senior Care, a maximum of 5,400,000 shares convertible into common stock each year during the 5 year period when conversions will occur.

450,000 shares are the maximum number of shares that will be issued by this registration. There may be fewer shares actually issued by this registration depending upon the number of shares tendered by the tender offer made to Senior Care shareholders.

Shareholders of Senior Care who own common shares at any time prior to August 31, 2001 may tender those shares and receive in exchange 1 share of Series G preferred for each share of common stock tendered.

Each share of Series G preferred stock is convertible into 60 shares of common stock subject to certain timing limitations.

You will be receiving five certificates from the transfer agent when your Series G preferred stock is issued. Each certificate represents 20% of the number of Series G preferred stock that will be issued to you. The first one can be redeemed for common stock one year from the issue date, the second certificate in two years, and so forth, until all five certificate dates have been reached. This will take a total of five years. Each of these certificates has a specific conversion date specified on it. When the date arrives, you only need to send that certificate into the transfer agent and the agent will issue you your common stock.

The intended benefits and the potential detriments to shareholders
------------------------------------------------------------------

At the Annual Meeting on March 12, 2001 the shareholders authorized the Board of Directors to make a one time 30 to 1 reverse split of the Company's common stock. On the same day, the Board of Directors authorized a 30 to 1 reverse split which took effect on March 15, 2001.

Management heard from many shareholders after this occurred and many of them felt that they would never be able to recover their original investment in Senior Care and were displeased with the reverse split.

The direct benefit of taking this offer would be that over a period of 5 years you will be able to get 60 shares of common stock for each share of Series G preferred. If you were someone who owned Senior Care common stock before March 12, 2001 and suffered the 30 to 1 reverse, then you would, over 5 years, get back twice the number of shares you had before the reverse occurred. However, you must look to Senior Care as a very long term investment if you intend to take advantage of this offer since you will not get any common stock that could be sold in the stock market for at least 1 year and will not get the full number of common shares until after 5 years.

One detriment to taking this offer is that there will most likely never be a market for Series G preferred stock in Senior Care and therefore, it is unlikely that you will be able to sell those shares to anyone if you should need to do so. The liquidity of your investment may be extremely compromised until the conversion dates arrive.

Even when the conversion dates do arrive, there is no guarantee that Senior Care common stock will still be trading or if it is trading, that it will be at a price that is at or higher than the price that it is in today's market.

Market price information
------------------------

Senior Care common stock trades on the Over the Counter Bulletin Board [OTC:BB] under the symbol SENC. Over the last several weeks, this stock has traded at an average bid price of between $1.20 to $4.50 per share and an ask price of between $2.00 and $4.75. What appears below is a breakdown of the average high and low bid price over the last two years for Senior Care Common stock adjusted for stock splits:

Period                 High       Low
----------------------------------------
2nd quarter 1999       $ 30.00   $ 30.00
3rd quarter 1999         80.00     30.00
4th quarter 1999        230.00     50.00

1st quarter 2000        160.00     75.00
2nd quarter 2000        160.00    120.00
3rd quarter 2000         84.00     25.00
4th quarter 2000         38.00       .62

1st quarter 2001          3.50       .62
2nd quarter 2001          4.65      2.70

Comparison of security holder rights
------------------------------------

Each share of Senior Care Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Common Stock (i) have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Holders of stock in Series G preferred will be entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Preferred Stock (i) have equal, ratable rights to dividends from funds legally available; (ii) are entitled to share preferably in all of our assets available for distribution to holders of Preferred Stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Series G Preferred may be converted into common stock over a period of five years from the issue date of issue with 20% of the shares being converted into 60 shares of Common stock on the anniversary date of the issuance and a like 20% becoming convertible into 60 shares of Common stock on each anniversary date thereafter until all of the Preferred shares have been converted.

You are not required to convert on the conversion date but may convert at any time after the date passes. You convert by sending your preferred stock certificate to the Transfer Agent who issues a common stock certificate to you and cancels the preferred certificate.

Accounting treatment
--------------------

The holding period for your stock will generally be from the time you first purchased Senior Care Common stock and your basis in those shares will be what you paid for that stock at the time you purchased it. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you and as to whether the holding period and cost is different in your case from the statements set forth above.

Federal income tax consequences
-------------------------------

Senior Care expects that the exchange of Common stock for Series G Preferred will be tax free to Senior Care and to its shareholders who participate in this Tender Offer. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you.

                           FREQUENTLY ASKED QUESTIONS

What will I receive in exchange for my Senior Care stock?
---------------------------------------------------------

You will be receiving 1 share of Series G preferred for each share of common stock which you now hold.

You will be receiving five certificates from the transfer agent when your Series G preferred stock is issued. Each certificate represents 20% of the number of Series G preferred stock that will be issued to you. The first one can be redeemed for common stock one year from the issue date, the second certificate in two years, and so forth, until all five certificate dates have been reached. You will receive 60 shares of common stock for each share of Series G preferred that you have. The total conversion time will take a total of five years. Each of these certificates has a specific conversion date specified on it. When the date arrives, you only need to send that certificate into the transfer agent and the agent will issue you your common stock.

How long do I have to tender my Common shares?
----------------------------------------------

Presently, this offer will remain open until September 30, 2001.

Will there be any subsequent offer if I decide not to tender now?
-----------------------------------------------------------------

It is not anticipated that Senior Care will make this offer again. You must tender before September 30, 2001 to accept this offer.

Will this tender offer be extended?
-----------------------------------

Senior Care may be required to extend the initial offering period beyond September 30, 2001 if there is a material change in the information it disseminates to shareholders. Also, Senior Care could extend the initial offering period beyond September 30, 2001 of its own accord if it so desired.

How do I tender my Common stock?
--------------------------------

You must sign and complete the letter of transmittal which is sent to you with this Tender Offer designating the number of shares which you wish to tender in this tender offer and send the letter of transmittal, together with your Senior Care Common stock certificate and any other required documents by one of the mailing methods designated in the letter of transmittal, so that it is received by the Transfer Agent at the address provided on the letter of transmittal before the expiration date of September 30, 2001.

How do I tender if my Common stock is held by a broker?
-------------------------------------------------------

If your Senior Care common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker directly if you have not already received instructions. Some financial institutions may effect tenders by transmitting shares electronically through the Depository Trust Company.

Will Senior Care take all offers?
---------------------------------

No. Persons who are officers, directors and insiders of Senior Care or any person holding more than 10% of the common stock in Senior Care as reported later on in this prospectus are not allowed to tender. Only those persons who own stock prior to September 30, 2001 and who tender those shares by that date who are not in the above category of persons may take advantage of this offer. The Tender Offer is unconditional and Senior Care is obligated to go forward with the Tender Offer and will accept all qualified shares if properly tendered by the September 30, 2001 deadline.

Who can take advantage of this Offer?
-------------------------------------

Anyone who not an officer, director, insider of holder of more than 10% of the outstanding common stock in Senior Care who held common stock prior to September 30, 2001 may elect to accept the offer.

What happens if I change my mind?
---------------------------------

You may withdraw your tendered shares at any time prior to September 30, 2001 or if the last day to tender is extended, up to that extended date.

All that you need to do is to send a written notice to the agent, First American Stock Transfer, Inc., that you wish to withdraw your shares and they will be returned to you. Your signature on the letter must contain a medallion guarantee that you receive from your bank. The address and telephone number of First American Stock Transfer appears on the back cover of this prospectus. If your shares were sent to the agent by your broker, you need to contact your broker to withdraw the shares.

Will my new Series G Preferred stock by trading on the over-the-counter bulletin board like my Senior Care Common stock trades?
-----------------------------------------------------------------------

There is no public market for Series G Preferred stock and Senior Care cannot assure you that there ever will be a market for this security.

Those of you who may need to liquidate your securities within the next few years should probably not consider accepting this tender if you believe that you may need to sell your Series G Preferred before it converts back into Common stock.

What is the book value of Senior Care stock and what were the most recent earnings per share?
-------------------------------------------------------

The chart below shows the book value of Senior Care stock and the income or
(loss) per share, basic and diluted for the dates shown:

Period                 Book Value   Weighted      Dividends       Income (Loss)
                       Per share    Average                       Per share
                                  Common Shares
                                   Outstanding
--------------------------------------------------------------------------------

Dec. 31, 1999          $ 1.71       4,784,546       None         $(0.050)

June 30, 2000            1.02       9,591,654       None          (0.010)

Dec. 31, 2000             .93      13,399,001       None          (0.005)

June 30, 2001            4.81      14,710,182       None           0.002

Where will my stock be held until I receive my Series G Preferred?
------------------------------------------------------------------

Your stock will be held either in paper or electronic form by the Stock Transfer agent for Senior Care who is acting as an independent depository for the purposes of this Tender. The name, address and telephone number of the Stock Transfer Agent is set forth in the letter of transmittal which you are receiving with this Tender Offer.

When will I receive my Series G Preferred?
------------------------------------------

You should receive your Series G Preferred shares within a few days following the date by which the SEC determines that the Registration of the Series G preferred stock is effective and the last date to tender has passed.

Can I withdraw my shares from the tender after I already tendered them?
-----------------------------------------------------------------------

If you change your mind after you have already signed the Stock Purchase Agreement and have surrendered your shares, you may get them back at any time up until September 30, 2001 or, if the tender offer is extended beyond that date, then you can obtain a return of your shares at any time until that extended date.

When will my Series G preferred stock be issued?
------------------------------------------------

Your Series G preferred stock in Senior Care will be issued immediately after the tender offer closes and the SEC declares the Registration of those shares effective.

What will happen to the market in Senior Care common stock?
-----------------------------------------------------------

We are registering 450,000 shares of Series G preferred which is the approximate number of shares that are presently held by non-insiders or by officers and directors of Senior Care. If all of these shares are tendered, this would leave approximately 4,600,000 shares that are free- trading that could be sold into the open market. These 4,600,000 shares are owned by officers, directors and present and former consultants to Senior Care who received stock that was registered either for consulting work or was issued pursuant to employee stock option plans.

Also, Senior Care has made a tender to shareholders of Tri-National Development Corp. under the terms of which Senior Care could be issuing between 7,000,000 and 14,000,000 additional shares of common stock which will also be free-trading.

For these reasons, Senior Care expects that even if all of the 450,000 shares tendered, there could still be as many as 18,600,000 free-trading shares still out in the market so that Senior Care will continue to trade.

Won't there be a big dilution of common stock once the Series G preferred shares are converted?
--------------------------------------------------------------------------------

The following dilution of Senior Care's common stock is expected as a result of this and other tenders being made by Senior Care and includes stock and warrants expected to be issued to Tri-National shareholders:

Date              Shares Outstanding    Shares Outstanding   per-     Total
                  From Stock Issues     From Conversions     centage  Stock Outstanding
                                        & Tenders            Dilution
--------------------------------------------------------------------------------
June 30, 2001     14,710,182                 -0-                      14,710,182

Dec. 31, 2001     14,710,182            14,000,000          100%      28,710,182

Dec. 31, 2002     28,710,182             5,400,000           19%      33,110,182

Dec. 31, 2003     33,110,182             5,400,000           16%      38,510,182

Dec. 31, 2004     38,510,182             5,400,000           14%      43,910,182

This chart does not show any stock being issued from the conversion of Series F preferred stock issued to Tri-National Development for the purchase of property by Senior Care International in Mexico. The reason is due to the fact that the contracts call for Senior Care to redeem those shares prior to issuance and thus, Senior Care management does not believe that there will be any resulting dilution from the conversion of Series F preferred.

However, Senior Care does issue stock, generally on an annual basis to its employees under stock option plans. Historically, the number of shares issued annually varies but most recently during 2001 a total of 1,600,000 shares was issued in this fashion. It should be expected that there will be issues in future years of a like number of shares to employees. Thus, the total figures set forth above would be increased by an additional 1,600,000 shares per year adding a total of an additional 6,400,000 shares over the four year period charted above making the total dilution at the end of that period 50,310,182 rather than 43,910,182.

Also, Senior Care is presently seeking additional capital in the amount of $15,000,000 and expects to issue an additional 3,000,000 shares to raise this capital. That would further dilute the shares outstanding, when and if that capital is actually raised and the shares issued.

Will it cost me anything to exercise this Tender Offer?
-------------------------------------------------------

You should check with your broker to determine whether your broker has any fees for sending securities to the Transfer Agent. Senior Care does not believe that there will be any commission owed to your broker for exercising the Tender Offer but there may be a fee charged for handling the transaction by your broker, generally nominal.

Senior Care will pay for the cost of the surrender of your Common stock and the issuance of your Series G Preferred shares to the Transfer Agent and you will not need to pay any fees to the Transfer Agent.

However, you will pay a fee to Senior Care's stock transfer agent, First American Stock Transfer, Inc., when you exercise your option to convert your Series G Preferred stock. Senior Care gets no portion of this fee.

That fee is a flat fee of $15 to handle the surrender of each Series G Preferred certificate. You will also pay a fee of $10 to issue your common stock certificate. This fee is the same whether you have 1 share or 5,000 shares of Series G preferred to convert.

You need to realize that the effect of the fee is far greater for those having a few shares as opposed to those having a large number of shares. The total fee that you will pay over the five year period to convert all of your shares will be $125. You need to consider this additional cost when determining whether you want to accept this tender offer.

                              RISK FACTORS

The Series G preferred shares being offered by Senior Care in exchange Senior Care Common shares which you will receive if you exercise this tender are highly speculative in nature, involve a high degree of risk and the tender should be exercised only by persons who can afford to lose their entire investment in the common shares. Before making any investment decision, you should carefully consider the following factors relating to Senior Care's business and prospects. Some of the important risk factors that you need to consider are discussed below.

Senior Care has a history of operating losses
---------------------------------------------

Senior Care has historically operated at a loss and incurred a loss on its operations. For example, the accumulated deficit for the period ended December 31, 2000 was $(2,144,634). The net loss on operations for the fiscal year ended December 31, 2000 was $(71,364). This resulted in a net loss attributable to common shareholders of $(.005) per share, basic and diluted.

For the six period ended June 30, 2001, Senior Care reported for the first time since it commenced operations in 1999 that it had a profit on operations of $35,278 which translated to a net profit attributable to common shareholders of $.002 pre share, basic and diluted. For the same six month period ended June 30, 2000, the company reported a loss of $(60,650) on operations which translated into a net loss attributable to common shareholders of $(.01) per share basic and diluted. Since these reports do not reflect a full year of business operations, they are not necessarily indicate of whether Senior Care will report profits or losses for the year to come.

There is no assurance that Senior Care will continue to report profits in the future just because it did so for the six month period ended June 30, 2001. In fact, the company could suffer operating losses for the next full reporting year and could have losses for some time to come.

Senior Care has only been in business for a short time
------------------------------------------------------

Senior Care was a development stage company until the third quarter of 1999 when it actually commenced operations after the purchase of a group of assets from East West Community Developer, some of which were in the construction stage of development. At that time, the Company had little income other than from rents which it realized from its office building in Laguna Beach, California, from a strip mall in Nevada and from a partially completed complex in Nevada. At that time, income from the sale of condominium which were under construction at the beginning of the year 2000 was at least ten months away. The Noble Furniture acquisition which became effective in January, 2000, assured that the Company would have an income stream regardless of whether it had real estate sales from condominiums or other development projects. Today, Senior Care enjoys income from rents and from condominium sales from its Evergreen Manor II project as well as from furniture manufacturing. Senior Care started actually selling condominiums during the second quarter of 2001 at its Evergreen Manor II project in Los Angeles, California. Once that income stream is completed, it is unlikely that there will be any further income from real estate development sales for at least another year. The reason for this is because Senior Care has not yet commenced construction on its Flamingo 55 project which is next to come on line for sales in 2002.

Senior Care can only continue as a going concern as long as it has revenues
---------------------------------------------------------------------------

Senior Care must continue to build new homes, townhouses and condominiums in order to continue its cash flow from operations. This is because the income from rents is limited and the income from furniture manufacturing has been flat over the last two years. Presently, we are receiving income from the sale of condominiums at Evergreen Manor II but those are selling out fast and after those sales are concluded, there will be no further projects coming on board for sale for at least the next several months. To actually build projects, Senior Care must obtain construction financing. There is no assurance that construction financing will always be available or that Senior Care will be able to obtain it on favorable terms which the management of Senior Care is willing to accept. Presently, Senior Care does have a cash reserve of approximately $750,000 but those funds could be dissipated rather quickly if there is no other construction financing and if there are no other sales after the Evergreen Manor II complex has been sold out.

Senior Care has not yet obtained construction financing for land it already owns that has its entitlements and is ready for construction to begin
-----------------------------------------------------------------------------

Senior Care presently has three projects that have not yet commenced construction and as of the date of this prospectus no construction financing has been arranged. Though Senior Care is presently seeking construction loans on all of these projects, there is no assurance that management will be able to obtain them and it may be a requirement that management give their personal guarantees for the construction loans. Management may not be willing to give personal guarantees and that could affect the ability of Senior Care to get these loans.

Management is presently seeking a construction loan of $6,000,000 to build 54 town homes at Flamingo 55 and a construction loan for $8,000,000 to commence the first phase of construction at San Jacinto to build 43 homes.

Senior Care has a continual need for additional capital
-------------------------------------------------------

Senior Care's cash requirements continue to be significant. In order for us to satisfy our capital needs for the next 12 months, we intend to raise additional capital in two ways.

The first is by the issuance of the warrants issued in conjunction with an unrelated tender offer to shareholders of Tri-National Development Corporation [Tri-National] under the terms of which warrants are being issued which could potentially raise $7,000,000 for Senior Care. The warrants convert into common stock upon the payment of $1 to Senior Care. This may not occur if the warrant holders decide that they do not wish to pay the $1 price or the price of Senior Care stock falls below $1 making the warrant conversion uneconomical to the warrant holder.

Senior Care has made an offering to certain sophisticated investors hoping to raise up to $15,000,000. This offering will also result in a dilution of our common stock. The number of shares which would be issued for this new offering has not yet been determined and will depend to a great extent upon the price of Senior Care stock in the market at the time the shares are issued.

If no funds are realized from either of these offerings, Senior Care would be required to rely upon obtaining construction loans and its lines of credit that it already has in order to meet on-going general expenses. We believe that we have sufficient funds from present credit lines to pay normal operating expenses if necessary for the next year. Beyond that, there is no assurance that we would have sufficient funds without financing from outside sources.

There can be no assurance that additional capital can be obtained on terms acceptable to us, or at all. Failure by us to realize significant revenues and achieve profitability from our real estate development and sales operations or obtain additional capital, would have a material adverse effect on us.

Senior Care's mortgage debt is a substantial percentage of its current balance sheet
--------------------------------------------------------------------------------

Senior Care's mortgage debt is substantial. You need to consider this fact when determining whether to tender your shares. The following chart shows the percentage of mortgage debt contrasted with total assets at various times over the last two years.

Date             Total Assets    Property Value    % of Current   Mortgage Debt
                                                   Balance Sheet
-------------------------------------------------------------------------------

Dec. 31, 1999    $22,053,551     $17,149,217       48.7%          $10,751,073

June 30, 2000    $23,865,279     $17,040,559       46.2%          $11,020,880

Dec. 31, 2000    $28,610,854     $19,736,172       45.5%          $13,024,623

June 30, 2001    $96,134,351     $13,605,337       22.9%          $22,053,854

It should further be noted that there are a series of balloon payments which become due in the future beginning in 2002 and continuing on through 2008. These payments are substantial amounts and if construction is not completed on the projects with loans having balloon payments, then Senior Care could find itself without the ability to either refinance these properties or pay off the balances due by the time those balloon payments become due. You should look carefully at the discussion in the attached financial statements concerning the real estate loans which Senior Care has, the amount of those loans and the amounts due because of balloon payments over the next several years.

Senior Care's real estate developments may not be successful due to factors which may be beyond management's control
---------------------------------------------------------------------------

As part of its business strategy during the next few years, Senior Care plans to develop a number of assisted living, resort, commercial and residential properties. Senior Care's ability to achieve its development potential will depend upon a variety of factors, many of which are beyond Managements' control. The successful development of additional properties involves a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. Development schedules may be changed by the Company in order to accommodate requirements of staffing of new projects and to allow a phase-in of start-up losses inherent in the marketing and lease-up of new facilities. Certain construction risks are beyond the Company's control, including strikes, adverse weather, natural disasters, supply of materials and labor, and other unknown contingencies which could cause the cost of construction to exceed estimates. If construction is not commenced or completed, or if there are unpaid subcontractors or suppliers, or if required occupancy permits are not issued in a timely manner, cash flow could be significantly reduced. In addition, any property in construction carries with it its own risks such as construction defects, cost overruns, adverse weather conditions, the discovery of geological or environmental hazards on the property and changes in zoning restrictions or the method of applying such zoning restrictions. The nature of licenses and approvals necessary for development and construction, and the timing and likelihood for obtaining them vary widely from country to country, state to state, and from community to community within a state.

As a result of all of these factors, Senior Care may not realize the profit potential which it originally anticipated. Furthermore, Senior Care has purchased property from Tri-National which is also subject to the same risks associated with it that are described above.

Governmental regulations and environmental regulation could effect Senior Care's ability to start of finish its construction projects
-------------------------------------------------------------------------

Senior Care and its subcontractors must comply with various federal, state and local ordinances, rules and regulations concerning zoning, building design, construction and similar matters. The operations of the company are affected by various federal, state and local environmental laws, ordinances and regulations, including regulations pertaining to availability of water, municipal sewage treatment capacity, land use, protection of endangered species, population density and preservation of the natural terrain and coastlines. These and other requirements could become more restrictive in the future, resulting in additional time and expense to obtain approvals for development. When acquiring land for development or existing facilities, Senior Care typically obtains environmental reports on the properties as part of its due diligence in order to lessen its risk of exposure.

Senior Care is developing properties through its subsidiary, Senior Care International in Mexico and that country may have restrictions and environmental regulations that would be different from those we know in the United States
-----------------------------------------------------------------------

Senior Care has recently acquired property in Baja California. We expect that there will be considerable governmental regulation and there may be environmental impact regulations which are considerably different from those with which we are familiar in the United States. To comply with these requirements may add costs to our developments since we will be required to retain Mexican personnel who are familiar with these regulations. Our present management staff has no expertise in Mexican governmental regulation. This fact could severely impact Senior Care's ability to complete the projects in Baja California and could substantially add to the cost of developing those projects.

Mexico has its own currency which may result in an unfavorable currency exchange when Senior Care exchanges dollars for pesos or pesos for dollars
--------------------------------------------------------------------------

Our foreign operations are also subject to exchange rate fluctuations, which could affect the Senior Care's financial statements and the reported profits from our subsidiary, Senior Care International.

There is no assurance that Senior Care will be able to identify new projects or find new land to develop at a price that is reasonable
--------------------------------------------------------------------------------

From time to time, if our resources allow, we intend to explore the acquisition of additional properties which fit into Senior Care's goal of becoming a major developer of senior homes, condominiums and townhouses in our market area which is in the Southwestern United States and in Baja California. There can be no assurance that we will be able to identify any such properties and, even if suitable properties are identified, there can be no assurance that we will have sufficient funds to acquire those properties or that the development of those properties will become viable.

In short, we may not be able to find suitable sites for development at affordable prices, we may not be able to obtain the required permits and authorizations required to build on the sites that we do identify and we must seek to avoid potential construction risks that are always present on any project.

Senior Care has substantial competition from other builders who also build housing for seniors
--------------------------------------------------------------------------

The principal competitors of Senior Care are such operations as the Del Webb Company and others who also build housing for seniors. Some of those companies are substantially better capitalized and have far greater experience in building for the senior market. Since Senior Care is a fairly new company and has only completed one senior project, it has a disadvantage when compared to other competitors in the field. Senior Care management does have considerable experience building homes and condominiums but has never built strictly for the senior population before the completion of the Evergreen Manor II project in Los Angeles. Senior Care does have one advantage in that its emphasis will be to fill the nitch of the senior who wishes to spend from $125,000.00 to $250,000.00 for a home and who wishes to save on monthly maintenance fees. Senior Care does not intend to build for the high end customer and for that reason, competition, at least at the present time, is limited in Senior Care's nitch market. However, that does not mean that others may not enter the market within the near future since senior housing is fast becoming a market more and more builders are entering.

There is no market for Series G preferred and there may never be one
--------------------------------------------------------------------

You should understand that there is no market for Series G Preferred stock in Senior Care and there may never be a market for this stock. Senior Care does not intend to suggest to any stock exchange that trading in Series G preferred should commence.

There is no regulated market for Senior Care common stock
---------------------------------------------------------

Senior Care is listed only on the over-the-counter bulletin board and as such, the trading in its stock tends to be more volatile then in other better regulated markets. Also, unless someone wants to buy Senior Care stock, you may not at any given time be able to sell your common stock once your Series G preferred shares are converted back to common shares. This is because the over-the-counter market does not have a specialist who maintains an inventory in the stock of a given company. There must be a willing buyer and a willing seller at any given time in order to make a trade in Senior Care securities.

Over-the-counter securities may not be liquid or easily sold
------------------------------------------------------------

Sales of a substantial number of shares of common stock in Senior Care at one time may not be possible due to the fact that its stock is only traded on the over-the-counter bulletin board and as explained above, there may not be a buyer for your stock at the time you need to sell it. Also, if you try to sell a substantial number of shares at one time, it could result in a quick reduction in the bid price of the stock reducing the amount of money that you will be able to get for it when you decide to sell it. As a result, you may need to hold onto your shares longer than you had planned before they can be liquidated and then, you may not get what you hoped to get for them.

Being on the over-the-counter bulletin board also reduces Senior Care's ability to raise capital in the public market
--------------------------------------------------------------------------------

Because Senior Care's stock is listed only on the over-the-counter bulletin board, we may have difficulty in raising capital by selling our stock or by selling debentures which are convertible into stock. We are presently attempting to raise $15,000,000 in capital by selling stock to sophisticated investors in Europe. If that offering is successful, we plan to register those shares with the SEC. However, because Senior Care is traded only on the over-the-counter bulletin board, investors may not want to buy Senior Care securities when other companies who are also trying to raise money are listed on the NASDAQ or American stock exchanges where their stock has greater liquidity, less volatility and a regulated market environment.

Senior Care's management and consultants control the corporation
----------------------------------------------------------------

Senior Care's directors and executive officers and their affiliates beneficially own approximately 66.7% of our outstanding shares of common stock.

As a result, these stockholders, acting together, would be able to significantly influence many matters requiring approval by the stockholders of Senior Care, including the election of Directors.

A total of 60% of these shares become available for sale in accordance with Rule 144 in approximately one year. Rule 144 provides, in essence, that a shareholder who is an affiliate of a company, after holding restricted securities for a period of one year, may every three months, sell them in an unsolicited brokerage transaction in an amount equal to 1% of the Company's outstanding common shares, or the average weekly trading volume, if any, during the four weeks preceding the sale. Non-affiliated shareholders holding restricted securities are not subject to the 1% limitation and may sell unlimited amounts of shares they own, under certain circumstances, after a one year holding period. If a substantial part of the shares, which can be sold were so sold, the price of the company's common shares might be adversely affected.

Presently, the following persons who are or were in Senior Care management who own or control more than 1% of the company or have acted as consultants to Senior Care or obtained common stock in exchange for assets and own more than 5% of the company are listed below:

Controlling person                                  Shares owned          Percentage
---------------------------------------------------------------------------------------
The Aliso Circle Irrevocable Inter Vivos Trust,
Mervyn A. Phelan, Jr., Trustee who is the son
of Mervyn A. Phelan, Sr., the Chief Executive
Officer of Senior Care                               8,000,000               54.4%

John Cruickshank, Senior Vice President,
Secretary, Director                                    394,384                2.6%

Bob Coberly, Chief Financial Officer & Director        400,000                2.7%

Bob Eschwege, Furniture Plant Manager                  300,000                2.1%

Scott Brake, Director                                  200,000                1.4%

Craig Brown, Consultant                              1,041,183                7.3%

Michael Austin, former consultant                    1,004,516                7.0%

Brian Eisberg, former consultant                     1,004,516                7.0%

Perdico Properties Trust                             1,300,000                9.2%
(sold land to Senior Care)

Senior Care depends upon its key personnel
------------------------------------------

Our success will depend to a large extent on the executive personnel of Senior Care. Should Senior Care loose all or a majority of its executives, its business could be substantially impacted in an adverse way if personnel of similar caliber and experience could not be hired.

The persons who are key to our continued property development are Mervyn A. Phelan, Sr., Chief Executive Officer, Bob Coberly, Chief Financial Officer and the person responsible for seeking new development projects and finding financing for those projects and Stephen Reeder, an outside consultant to Senior Care who also acts to seek new projects, negotiates the purchase of properties for Senior Care and seeks financing for those projects, negotiating the terms of that financing. The only person among these who has a written employment contract with Senior Care at this time is Mervyn A. Phelan, Sr. Senior Care is presently negotiating a written agreement with other officers and outside consultants such as Stephen Reeder. The lack of written agreements at this time could negatively impact the company's ability to hold these important employees. None of these persons are scheduled to retire. However, the age of Mervyn Phelan makes it possible that he could retire as soon as 2004. He has given no indication at this juncture that he intends to retire during that year. All of the key personnel of the company get along well and work well together. There is no tension or problem which can be identified at this time which would be material to whether key personnel work well together.

Senior Care has never issued cash dividends
-------------------------------------------

Senior Care has never paid any cash dividends on its common stock and it is unlikely that Senior Care will pay any dividends on our Common Stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

There are restricted shares of Senior Care common stock which could be sold into the market in the future
----------------------------------------------------------------------

If you look at the table above where we discuss stock presently held by management, consultants and persons who have been issued stock in exchange for land that exceeds 5% of the stock outstanding of Senior Care, there are presently approximately 13,644,599 shares of common stock that fall into the category of stock that is restricted but could be sold into the market in the future. The following table shows what shares could be sold into the market immediately and those that could be sold into the market over the next two years.

Some of these shares have already been registered and could be sold immediately but the sales would have to be reported by filing a Form 4 with the SEC.

Other shares issued and outstanding are "restricted securities" as that term is defined by Rule 144 of the Securities Act and will become eligible for resale in approximately one year.

Rule 144 provides that, in general, a person holding restricted securities for a minimum period of one (1) year may, every three (3) months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent (1%) of our then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four (4) calendar weeks immediately prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of us and was not an affiliate at any time during the ninety (90) day period immediately prior to such sale, and who has satisfied a two (2) year holding period. Sales of our Common Stock by shareholders under Rule 144 may have a depressive effect on the market price of our Common Stock.

Date available       Number of shares           Total number of
for sale             Available for sale         Shares available
--------------------------------------------------------------------

June 30, 2001        4,344,599                      4,344,599

March 15, 2002       8,000,000                     12,344,599

April 20, 2002       1,300,000                     13,644,599

Senior Care's obligation to update information
----------------------------------------------

Under the law, should there be any substantial change in the affairs of Senior Care during the period of time when this offer is pending, Senior Care is obligated under the law to inform you of those facts and to keep you informed of any material change in Senior Care's business affairs and finances.

Senior Care's tender to Tri-National shareholders which is now hostile
----------------------------------------------------------------------

In May of this year, Senior Care made a tender to shareholders of Tri-National Development [OTC:BB:TNAV], a public company headquartered in San Diego, California. This tender followed the purchase by a wholly owned subsidiary of Senior Care, Senior Care International, S.A. de C.V. where that subsidiary entered into contracts for deeds to four properties in Baja California owned by Mexican subsidiaries of Tri-National.

The properties in Baja California were purchased with Senior Care preferred stock. On May 25, 2001, Tri-National reported to the SEC on a form 8-K that it's subsidiaries had sold these properties to Senior Care International S.A. de C.V., a wholly owned subsidiary of Senior Care Industries, Inc. It also reported that those sales closed on April 30, 2001. Then on May 27, 2001, Tri-National filed another Report on form 8-K with the SEC stating that Senior Care had made a tender to Tri-National shareholders. Then, on July 12, 2001, Tri-National filed a new report with the SEC on Form 8-K. In that report, Tri- National reported that the Board of Directors of Tri-National had voted to cancel all transactions with Senior Care effective July 2, 2001.

Senior Care took this to mean that the board of Tri-National also canceled its support for Senior Care's tender, thus making the tender a hostile one. Senior Care has determined to continue the tender as a hostile tender.

The last day for shareholders of Tri-National to tender their shares is October 31, 2001. That date may be extended since the SEC has not had an opportunity to review the prospectus that Senior Care filed in that tender.

Senior Care's position on the purchase of the Tri-National assets
-----------------------------------------------------------------

Senior Care's position is that the action by Tri-National's board attempting to cancel the transaction as of July 2, 2001 had no effect on the property sales that Senior Care had made for the properties in Baja California for the following reasons:

1. The properties were owned by Tri-National's Mexican subsidiaries. The respective boards of directors of those Mexican corporations had full authority to act independently of the board of Tri-National Development with the right to sell the properties of those Mexican subsidiaries and did so.

2. The action by the Tri-National Board came after Tri-National Development reported on Form 8-K that the sales had closed on May 25, 2001. The action of the Board reported on July 12, 2001 attempted to cancel the sales effective July 2, 2001 but those sales had already closed on April 30, 2001.

3. The property sales had been approved by the respective boards of the Mexican subsidiaries before the property sales closed. Additionally, Senior Care obtained legal opinions with regard to each property transaction from Mexican counsel.

However, as a part of each separate transaction, Senior Care contracted to purchase the stock which Tri-National owned in each of its Mexican subsidiary corporations. The agreement to purchase the stock of the Mexican subsidiaries would necessarily have to be approved by the board of Tri-National Development. Senior Care management believed that board approval had been obtained. It now appears from the statements made in the Report filed on July 12, 2001, that the Tri-National board changed its mind after it had previously approved the transaction.

There was a separate contract between Tri-National Development and Senior Care to sell the stock in Tri-National Holdings S.A. de C.V. since that stock had been pledged to Capital Trust [NYSE:CT] by Tri-National. When Michael Sunstein executed that contract on behalf of Tri-National, he warranted that all conditions to closing had been met other than the approval of Capital Trust which the seller warranted they would obtain for Senior Care. That has not occurred.

Senior Care has booked the assets on its balance sheet together with the corresponding liabilities. Whether Senior Care will be able to complete all of the stock purchases contemplated by the transaction may not be settled until after Senior Care's tender for control of Tri- National has been completed. The reason for this is that at this time, the Tri-National board is not friendly toward Senior Care's position and a dispute has arisen. The purchase of the stock in Tri-National Holdings S.A. de C.V. will, most likely, depend upon whether Senior Care can reach an accommodation with Capital Trust regardless of Tri-National management's support.

Tri-National may commence litigation against Senior Care to cancel the property transactions. If this were to occur, it would significantly impact Senior Care's balance sheet. Senior Care later in this prospectus has a complete discussion of what the results would be in the event of such an occurrence.

Reliance of Senior Care upon sales from its furniture division
--------------------------------------------------------------

Noble Furniture was purchased by Senior Care as of January 1, 2000. Since that time, the furniture operations have continued to have gross sales of approximately $5,000,000 per year. All costs to operate the furniture company come from furniture sales or from a credit line which Noble has with outside financing sources. It has never depended upon Senior Care for any costs of operations. Likewise, Senior Care does not depend upon Noble furniture for any monies for its operations. Because over the last two years, sales at Noble have generally been flat and there has been no appreciable profit from that division, Senior Care could not expect to rely upon Noble for any of its operating expenses. Furthermore, it should be noted that unless Noble continues the level of sales which it currently has, it would not be able to support itself and could need additional financing to meet its costs. Presently, other than the current financing sources, Noble furniture has no other source of money.

                            TERMS OF THE TRANSACTION

Overview:
---------

Senior Care is offering to trade Common shares of Senior Care for Series G preferred which will over time convert into 60 shares of Common stock for each share of Series G preferred issued to you.

The offer to tender your Common shares and exchange them for Series G preferred shall be available to you from the date of this Tender Offer and shall remain open until September 30, 2001 unless further extended.

The offer which Senior Care is making can be exercised by signing and completing the letter of transmittal attached to the tender offer or obtained from your broker. The transmittal letter will ask you how many shares you wish to tender. You will then send the transmittal letter together with your share certificates and other materials required by the letter of transmittal by one of the mailing methods designated in the letter of transmittal, so that it is received by the Transfer Agent at the address provided in the letter of transmittal before the expiration date of September 30, 2001 or such other date as may later designated if the September 30, 2001 date is extended.

If your Senior Care Common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker on how to participate if you have not already received instructions from your broker. Some financial institutions may effect tenders by transmitting shares electronically through the Depository Trust Company.

You will receive 5 Series G stock certificates, each with a specified conversion date set forth on the face of the certificate. The first certificate will be convertible one year from the issue date, the second certificate convertible two years from the issue date, and so forth. Each certificate represents 20% of the number of shares which you tendered.

For example, if you tender 100 shares of common stock you will receive 5 certificates representing 20 shares of Series G preferred on each certificate, 5 certificates all together with different conversion dates, each one year apart.

Reasons for the offer:
----------------------

This offer is being made because of a reverse split which the Board of Directors authorized in March of 2001. Senior Care's shareholders at their Annual Meeting on March 12, 2001 authorized the Board of Directors to make up to a one time 30 to 1 reverse split of the Company's common stock. The Board of Directors then authorized a reverse of the maximum, reverse split which took effect on March 15, 2001. Some shareholders voiced their disapproval of this action and were displeased with the reverse split. This offer is being made to give those shareholders an opportunity to recover a share position in Senior Care which is greater than it was originally. If you had 30 shares before the split and one share afterward, you will now have 60 shares after your Series G preferred stock is converted subject to the time limitations imposed in the offer.

Background of the offer:
------------------------

When Senior Care management heard from some shareholders that they were dissatisfied with the reverse, management decided to give all shareholders an opportunity to recover. It was done to demonstrate to our shareholders that Senior Care listens to its shareholders and is concerned about them.

Initially, the offer extended until August 10, 2001. It was then extended to August 31, 2001 to give shareholders and their brokers additional time to get the paperwork into the agent for the tender. Now, it has been again extended to September 30, 2001 for completion of the SEC comment process.

Senior Care may extend the tender again since the SEC comment period on our Registration Statement will not be completed until after September 30, 2001.

Extension, Termination or Amendment of the offer:
-------------------------------------------------

Senior Care may extend the offer. It will not terminate it nor will it be amended as to its principal terms.

Exchange of Senior Care common stock and delivery of Series G preferred:
------------------------------------------------------------------------

As noted above, you need to send the common shares which you decide to tender to the agent, First American Stock Transfer, Inc., no later than the deadline which is currently September 30, 2001. The common stock that is sent may be either in certificate form or sent by electronic transfer from your broker.

The delivery of your Series G preferred stock will be sent in certificate form to yourself or your broker, depending upon who transmitted the original common stock certificates to the transfer agent. If you sent them, you will receive the Series G preferred in the mail. If your broker sent them, your broker will receive the Series G preferred certificates in the mail.

Withdrawal rights:
------------------

You may withdraw your certificates from the tender at any time up to the last day to tender, presently September 30, 2001, by sending a letter containing a medallion guarantee which you can obtain from your broker or bank, to the transfer agent and requesting that your shares be returned to you. If you tendered your shares through a broker, you need to contact your broker to find our how to withdraw your shares.

Conditions of the offer:
------------------------

The conditions of the offer are as follows:

1. You must be a shareholder of Senior Care who holds common shares in the company as of the last day to tender, presently September 30, 2001;

2. You may not be an insider, officer or director of the company or a person holding more than 5% of the company's stock who received it as an officer, director or consultant for the company after March 12, 2001;

3. You must tender your shares in accordance with the terms set forth on the transmittal letter no later than the last day to tender, presently September 30, 2001.

Fees and expenses:
------------------

All fees and expenses in connection with the tender and issuance of your Series G preferred shares will be paid by Senior Care.

When you convert your shares from Series G preferred to common stock, 60 shares of common for each share of Series G preferred, on the prescribed timetable, you will pay the following fees:

1. A fee of $15 to the stock transfer agent to handle the transaction;

2. a fee of $10 to the stock transfer agent to issue your common stock certificate.

This is a flat fee and it makes no difference whether you are receiving 1 share or 1000 shares of common stock in Senior Care at the time.

You should take these fees into consideration when determining whether you wish to tender your shares since the fee on a percentage basis is far greater if you only have a few shares to tender. For example, if you tender only 5 shares and receive 5 one share Series G preferred certificates, that one share will convert to 60 shares of common and the cost is $25 for each conversion or $125 over the period of 5 years.

Likewise, if your certificate is for 100 shares which converts into 6,000 shares of common stock, the $25 is the same.

The name and address of the Transfer Agent where you will send your stock for conversion is as follows:

Transfer Agent
--------------

The transfer agent is:        First American Stock Transfer, Inc.
                              1717 E. Bell Road, 2-155
                              Phoenix, AZ 85022
                              Telephone: (602) 485-1346

Comparison of security holder rights:
-------------------------------------

Common stock
------------

Each share of Senior Care common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of common stock (i) have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the company; (ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Preferred stock
---------------

As with common stock, each Series G preferred share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. Again, as with common stock, the holders of Series G preferred stock
(i) have equal, ratable rights to dividends from funds legally available; (ii) are entitled to share preferably in all of our assets available for distribution to holders of preferred stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Series G preferred may be converted into common stock over a period of five years from the issue date of issue with 20% of the shares being converted into 60 shares of Common stock on the anniversary date of the issuance and a like 20% becoming convertible into 60 shares of Common stock on each anniversary date thereafter until all of the Preferred shares have been converted.

You are not required to convert on the conversion date but may convert at any time after the date passes. You convert by sending your Preferred stock certificate to the Transfer Agent who will issue a common stock certificate which will be sent to you and then, the agent will cancel your preferred stock certificate.

Accounting treatment:
---------------------

The holding period for your stock will generally be from the time you first purchased Senior Care common stock and your basis in those shares will be what you paid for that stock at the time you purchased it. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you and as to whether the holding period and cost is different in your case from the statements set forth above.

Federal income tax consequences:
--------------------------------

Senior Care expects that the exchange of common stock for Series G preferred will be tax free to Senior Care and to its shareholders who participate in this Tender Offer. An opinion of counsel regarding tax consequences stating that the exchange of common stock for Series G preferred is believed to be tax free is attached as Exhibit 8 to this prospectus. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you.

                         PRO FORMA FINANCIAL STATEMENTS
           AND PRESENTATION OF FINANCIAL FORECASTS OF INCOME & EXPENSE
                        FOR SENIOR CARE INDUSTRIES, INC.

Since the last audited financial statements for Senior Care were prepared, the company acquired significant assets which impact the financial statement of the company. Senior Care International, S.A. de C.V., a wholly owned subsidiary of Senior Care purchased substantial real estate assets in Baja California. Also, Senior Care purchased land in California and in Nevada which it intends to develop. What follows are pro forma financial statements showing how the balance sheet of Senior Care might have affected historical financial statements if those transactions described above had been consummated prior to the end of Senior Care's last fiscal year end. These pro forma statements may be of assistance to you in attempting to analyze the future prospects of Senior Care because they illustrate the possible scope of change in our historical financial position and the results of operations caused by the new acquisitions. Following the condensed balance sheet, you will find notes which explain the difference between the actual number and the pro forma number.

                           SENIOR CARE INDUSTRIES, INC.
                             CONDENSED BALANCE SHEET
                                     ASSETS

                                        December 31, 2000         Pro forma           Pro forma
                                             Actual               Adjustment           Result
                                        -----------------      ---------------      ---------------
CURRENT ASSETS:

Total Current Assets                     $   1,552,391         $   5,736,300         $  7,288,691

Total Machinery, Equipment
& Leasehold Improvements                       181,038                56,171              124,867

Total Real Estate                           19,536,172             5,930,835           13,605,337

Total Other Assets                           6,140,152            68,429,055           74,569,207
                                        ---------------        --------------        -------------
TOTAL ASSETS                            $   27,409,753         $  80,152,361         $ 95,588,102
                                        ===============        ==============        =============

The pro forma adjustments are as a result of the following:

1. Total Current Assets substantially increase in the pro forma due to sales actually commencing on Evergreen Manor II, the Los Angeles condominium project causing a total of $5,658,002 to be added to inventory which is a current asset.

2. Total Machinery, Equipment & Leasehold Improvements remained unchanged except for an adjustment for accumulated depreciation.

3. Total Real Estate declined due to the allocation of Evergreen Manor II into inventory and out of real estate assets.

4. Total Other Assets increased directly as a result of the purchase by Senior Care International, S.A. de C.V. of $70,229,055 in real estate assets from Mexican subsidiaries of Tri-National Development Corporation less an adjustment to show the divestiture by Senior Care of the Broadway- Acacia building which reduced other assets by $1,800,000 and by the write off of Senior Care's investment in Rent USA, Inc. of $2,250,000.


                          SENIOR CARE INDUSTRIES, INC.
                             CONDENSED BALANCE SHEET
                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                           December 31, 2000 Pro forma     Pro forma
                                               Actual       Adjustment      Result
                                             ------------  ------------  ------------
Total Current Liabilities                    $   514,583   $ 4,763,638   $ 5,278,221

Total Long Term Liabilities                   15,585,644     4,676,775    20,262,319
                                             ------------  ------------  ------------
TOTAL LIABILITIES                             16,100,227    10,340,313    25,440,540
                                             ------------  ------------  ------------
Total stockholders' equity                    11,309,526    58,838,026    70,147,562
                                             ------------  ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $27,409,753    69,178,339   $95,588,102
                                             ============  ============  ============

The pro forma adjustments are as a result of the following:

1. Total Current Liabilities increased principally as a result of the current portion of real estate notes which will come due within one year totaling $4,684,339 represented by the following loans which will become due in less than one year:

Evergreen Manor Property
------------------------
A construction loan with a bank, bearing interest
at prime plus 1.25% payable in interest only monthly
installments of $17,538. Balloon Payment due
February, 2002.                                                  3,634,339

Flamingo 55
-----------
A land loan with a bank, bearing interest at 14%
due April, 2002                                                  1,050,000

There were other minor adjustments to normal current liability items which make up the additional $79,199.

2. Long term liabilities increased for long term real estate loans payable since Senior Care was required to guarantee the debt of Senior Care International, S.A. de C.V. on real estate obligations of that company. This increase totaled $9,679,055 as evidenced by the loans on the following projects:

Plazas Resort
-------------
Payable to DUBSCA upon completion of
vacation timeshare project                                       9,079,055

Portal Del Mar
--------------
Payable to original seller on
completion of project                                              600,000

However, the total adjustment was only $4,676,775 because of the allocation of $3,545,339 from long term liabilities into current liabilities since the debt on Evergreen Manor II will come due in less than one year.

3. Total Stockholder Equity increased due to the purchase of property by Senior Care International, S.A. de C.V. for which Senior Care issued 1,050,000 shares of Series F preferred stock and due to the purchase of land, a portion of which was purchased for stock, 1,300,000 shares issued to purchase land in San Jacinto and 250,000 shares issued to purchase land in Las Vegas, Nevada.

What follows is a financial forecast for Senior Care showing what the actual revenues and expenses were for the year ended December 31, 2000, the actual revenues and expenses for the period ended June 30, 2001 and a forecast of what management believes will be the revenues and expenses for the company for the next twelve month period from June 30, 2001 to June 30, 2002. Following the forecast is a discussion of why management believes these results will occur.

                          SENIOR CARE INDUSTRIES, INC.
                               FINANCIAL FORECASTS

                                                                    One year ended  6 months ended  One year ended
                                                                  December 31, 2000 June 30, 2001   June 30, 2002
                                                                        Actual          Actual         Forecast
                                                                    -------------   -------------   -------------
REVENUES:

Real Property Rental Income                                         $    687,321    $    485,985    $    800,000
Furniture sales                                                        5,416,210       2,685,862       5,500,000
Real Estate Sales                                                                      1,501,000      19,671,000
Other Income                                                               1,750
Sales Returns & Discounts                                               (135,605)        (15,445)       (135,000)
Interest Income                                                            4,943
                                                                    -------------   -------------   -------------
Total Income and Net Sales                                          $  5,974,619    $  4,634,402    $ 25,836,000

Less: Cost of Goods Sold
  Cost of Furniture Sales                                             (4,231,730)     (2,205,305)     (4,200,000)
  Cost of Real Estate Sales                                                           (1,386,328)    (15,947,240)
                                                                    -------------   -------------   -------------
Gross Profit on Sales                                                  1,742,889       1,038,769       5,689,000

Less: Selling, general and administrative                             (1,811,027)       (842,447)     (2,000,000)
      Depreciation & Amortization                                                       (161,144)       (180,000)
                                                                    -------------   -------------   -------------
Net Profit (Loss)                                                        (74,584)         35,278       3,509,000
Less: Income Tax                                                          (3,223)                       (508,000)
                                                                    -------------   -------------   -------------
Net Profit (Loss) after tax provision                               $    (71,361)         35,278       3,010,000
                                                                    =============   =============   =============
Weighted average number of common shares outstanding:
       Basic and diluted-no warrants                                     446,633      14,710,182      21,710,000
                       With warrants                                                                  28,710,000
                                                                    =============   =============   =============
Net Profit or loss attributable to common shareholders per share:
       Basic and diluted-no warrants                                $      (0.16)          0.002            13.9
                       With warrants                                                                        10.5
                                                                    =============   =============   =============

The following assumptions are made by the above forecasts:

1. Income from real property rentals will increase slightly as a result of the completion of Pecos Russell Business Center. There is also an offset which acts to reduce total rental income due to Senior Care divesting itself of the Broadway-Acacia building in Laguna Beach during 2001.

2. Furniture sales are not expected to substantially increase over the period covered by the forecast as sale have remained virtually flat for the last two years and it is expected that they will remain so.

3. Real estate sales commenced during the 2nd quarter of 2001, selling condominiums at the Evergreen Manor II project in Los Angeles. It is anticipated that this project will completely sell out during the next 12 month period. Then, during 2002, the Flamingo 55 town homes will come into the market and be sold as will the first phase of San Jacinto where Senior Care will during that period build 43 homes. Sales from Flamingo and San Jacinto are forecast as follows:

Flamingo 55          54 town homes  Gross sale price:       $8,035,200
                                    Less: Cost of sale:     (6,801,520)
                                                            ----------
                                    Anticipated profit:      1,233,680

Phase 1 of San Jacinto

                     43 homes       Gross sale price:       $6,636,000
                                    Less: Cost of sale:     (5,145,720)
                                                            ----------
                                    Anticipated profit:      1,490,280

No sales of any real estate in connection with the Baja California properties are anticipated during the next 12 month period unless all disputes between Senior Care and Tri-National Development are resolved. Because of the unlikelihood of a quick resolution to all disputes, actual development of any of the Baja California properties within the next 12 months is too speculative to anticipate by this forecast.

4. Cost of goods sold for furniture sales are expected to remain virtually the same while there is an increase represented for the cost of real estate sales for the cost of building the project with a pro rata percentage of each sale allocated to the cost of building. The actual costs in connection with the Flamingo 55 and San Jacinto projects are set forth above. Also included are the costs connected to sales for Evergreen Manor II.

5. Selling, general and administrative are expected to remain virtually the same as last year without significant change.

6. Provision for income taxes - The need to pay income taxes will assert itself during the next 12 month period if profits exceeds the amount of Senior Care's deficit as of June 30, 2001 of $(2,133,923). At a tax rate of 34%, it is anticipated that after consideration for the deficit, Senior Care will be required to pay income taxes estimated at approximately $508,000.

7. Net profit or loss attributable to common shareholders, per share, basic and diluted - As of December 31, 2000, Senior Care had 13,399,001 shares outstanding which were reversed on a 30 to 1 reverse split on March 15, 2001. The share number used for purposes of reporting per share losses for the 12 month period ended December 31, 2000 is the number of shares after the reverse split took effect. The reason for this is that it gives a better picture to you as a reader to compare shares outstanding for each of the forecast periods.

As of June 30, 2001, Senior Care had a total of 14,710,182 shares outstanding. As a result of the tender to Tri-National shareholders, it is anticipated that Senior Care will issue approximately 7,000,000 additional shares during the next 12 months to purchase up to 51% of that company. However, the offer to Tri-National shareholders also contains a warrant which is convertible into Senior Care common stock upon the payment of $1 per warrant which will convert into 1 common share. If the warrants were converted, then the shares outstanding would increase by a maximum of an additional 7,000,000 shares. For this reason, the forecast contains per share information (1) without the warrants being converted and (2) with the warrants being converted. Since Senior Care does not know whether or not any or all of the warrants would be converted, the maximum number is used for purposes of this forecast.

The number of shares outstanding could increase further in the event any of the following things occurs:

a. Senior Care issues additional stock to officers and directors pursuant to a stock option program. Historically, the company issued 600,000 shares in 2000 and 1,600,000 shares in 2001. This issuance will, most likely, repeat itself in 2002 with at least an additional 1,600,000 shares being issued for this purpose.

b. Senior Care may issue shares following the filing of an SB-2 Registration statement to issue common stock in connection with a private placement whereby Senior Care will raise $15,000,000. The number of shares to be issued for this purpose has not yet been determined since no actual sales of shares has yet occurred. It is estimated that the number of shares issued may be approximately 3,000,000 additional shares but that number could be more or less and is not sufficiently determinative at this time to include in this forecast.

                     DESCRIPTION OF BUSINESS OF SENIOR CARE

Senior Care's Business Model
----------------------------

Senior Care is dedicated to building affordable housing for senior citizens. Currently, Senior Care has projects under development in Southern California, Las Vegas, Nevada and in New Mexico. Sales on its condominium project in Los Angeles, California are presently underway. Taking advantage of compelling demographic and regional trends as well as substantial governmental and international investment in the Baja California region of Mexico, Senior Care recently purchased large tracts of property in the Rosarito Beach area of Baja California in Mexico. This property will also be developed for the senior market. The projects are within a one hour drive of San Diego, provide an alternative attraction to Palm Springs, Phoenix and Las Vegas. Where those desert communities are only viable six months of the year due to extreme heat during the summer months, Baja California offers a year-round climate which averages 75 degrees Fahrenheit. Additionally, Baja California offers the amenities available from its oceanfront location including fishing, sailing, swimming, surfing, other water sports, oceanfront golf and a competitive advantage other inland desert communities cannot provide.

Senior Care also owns Noble Concepts, a manufacturer of high-quality "Craftsman Mission" furniture which is distributed throughout the United States to a variety of furniture retailers. Senior Care also utilizes Noble to furnish its models and rental units.

The Company generally invests in, manages, and develops senior housing, develops and manages office malls and strip malls and for-sale and rental, independent living age-restricted communities. In the future, Senior Care may enter into the development of assisted living centers for seniors.

History of the Company
----------------------

The company that today is Senior Care was originally organized under the laws of the State of Idaho, February 26, 1968, as Golden Chest, Inc. Golden Chest was in the business of acquiring and developing mineral properties.

In 1985, Golden Chest merged with TAP Resources, Ltd, (TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Golden Chest common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Golden Chest was the surviving corporation while Petro Gold, Inc. was dissolved.

On April 5, 1999, the then board of directors of Golden Chest changed the company name to Senior Care Industries, Inc., and changed corporate situs from Idaho to Nevada. The company was then re-incorporated on August 26, 1999 under the laws of the State of Nevada.

At the same time, the board of Golden Chest transferred all of the assets and liabilities of the company to Paymaster Resources Incorporated. Paymaster was controlled by the same persons who were the former directors of Golden Chest. They took the assets of Golden Chest into Paymaster leaving Golden Chest as a shell without assets or liabilities. This was done so that the Golden Chest shell could then be used to purchase the assets of East West Community Developer and change its name to Senior Care.

Once Golden Chest was a shell, the board authorized a 100 to 1 reverse split of the stock of Golden Chest, renamed the company Senior Care and merged the assets of East West Community Developer into Senior Care. Senior Care purchased the assets and liabilities of East-West Developer for a note payable of $700,000 to East West, assumed liabilities on the properties being purchased and issued stock to the sellers of the properties. The stock was not issued to East West Community Developer but was rather issued directly to the persons and entities from whom East West had obtained agreements to sell the property. The purchase of the East West assets was completed on April 30, 1999.

After these acquisitions were complete, Senior Care owned the following properties and paid for those properties as follows:

1. a 45% membership interest in a limited liability company which owns a development project in Delran, New Jersey which it purchased from Madeline Farah and Aziz Holdings, Inc. for a total of 800,000 shares of common stock in Senior Care. This transaction had a present value of $3,234,000 as of April 30, 1999. The Company is involved in litigation regarding its membership interest in Delran and readers are advised to review the litigation section of this prospectus to get full details regarding that litigation and Senior Care's potential exposure. Senior Care still owns this membership interest but is subject to a lawsuit, discussed elsewhere in this prospectus challenging that interest.

2. a 47 unit senior condominium project in Monterey Park, California known as Evergreen Manor II which was under construction and for which Senior Care paid 400,000 shares of Series B preferred stock which was convertible into 2,000,000 shares of common on a time schedule. The stock was issued to Evergreen Manor II, LLC. Senior Care also assumed the construction loan on the property which at that time was approximately $2,635,285. This transaction had a present value of $2,600,000 as of April 30, 1999 as an unfinished construction project. The project when completed was estimated that it would have a value of $6,000,000 based upon an appraisal made in 1999. That value has increased as reflected in the financial statements which appear later in this prospectus. Senior Care is presently marketing this property, selling the individual condominium units.

3. land approved for the construction of a 57 unit Senior Apartment Project in Albuquerque, New Mexico for which Senior Care paid a total of 110,000 shares of common stock and assumed the debt on the project. The stock was issued to Signature Properties, Inc. The present value of the unfinished project as of April 31, 1999 was $3,100,000. Senior Care also assumed an outstanding loan on this property of $2,297,025. Senior Care still owns this property which is still scheduled for development but development has not yet commenced.

4. a 25,000 square foot strip center known as Friendly Bear Plaza located in Las Vegas, Nevada for which Senior Care paid a total of 105,000 shares of common stock and assumed the debt on the property. The property had a present value of $3,200,000 according to an appraisal made in April, 1999. Senior Care assumed an outstanding loan of $2,139,435. The stock was issued to Friendly Bear Plaza, Inc. Senior Care still owns this property and collects rents from tenants.

5. an office complex under construction in Las Vegas, Nevada known as the Pecos Russell Business Center for which Senior Care paid 200,000 shares of common stock and assumed the debt on the property of $1,760,000. The property had a present value of $3,500,000 as of April, 1999 based upon a current appraisal at the time. The stock was issued to Pecos Russell Business Center, Inc. Construction of this property has been completed and it is leased to tenants.

6. the building at 410 Broadway in Laguna Beach, California known as Broadway Acacia for which Senior Care paid 70,000 shares of common stock and assumed the debt on the property. The debt at the time of the purchase was $1,003,868 and the property had a present value of $1,800,000 according to an appraisal made at the time. The stock was issued to Broadway Acacia, LLC. Senior Care divested itself of this property during the second quarter of 2001 but retains a 10 year lease to the use of the second floor of the building for its executive offices.

On April 28, 2000, the Company purchased all of the outstanding stock in Noble Concepts Fidelity, Inc., a furniture manufacturing company in San Diego, California. The effective date of the purchase was January 1, 2000 and the income and expense of that corporation is reflected on the first quarter income statement for Senior Care Industries, Inc. Senior Care issued 950,000 shares of common stock for this all stock acquisition and assumed the debts of that company. Senior Care obtained equipment with a cost of $232,122 and paid good will of $1,732,240 when it obtained Noble. The equipment is being depreciated using the straight line method of depreciation and a useful life based upon the type of equipment purchased. The good will is being amortized over a period of 15 years.

On October 3, 2000, the Company purchased a controlling interest in Rent USA, a company that had begun entering into the business of renting and selling heavy duty construction and mining equipment. That company failed and purchase was unwound in June of 2001 and the entire value of the transaction written off the balance sheet during the second quarter ended June 30, 2001.

Current status of Senior Care's development projects:
-----------------------------------------------------

Senior Care completed construction on its 47 unit senior condominium project in Monterey Park, California known as Evergreen Manor II. During the second quarter of 2001, Senior Care reported gross sales of $1,501,000 from unit sales closing on the sale of 8 units. There were as of June 30, 2001 a total of 13 additional sales in escrow.

The company also completed its 32,000 square foot office complex in Las Vegas, Nevada, known as Pecos Russell Business Center and rented all available units. This office mall is a significant contributor of rental income to the Company.

Additionally, the Company has rental income from its 25,000 square foot strip mall, also in Las Vegas, Nevada, that is 95% leased to a variety of small businesses.

The Company refinanced the Broadway Acacia building and then sold it back to Broadway Acacia, LLC in June, 2001. Senior Care no longer owns this asset but does continue to rent space in the building for its executive offices.

Senior Care intends to commence construction on the following projects within the next 12 months:

1. Senior Care will begin the first phase of construction on a 223 residential lot senior restricted housing development in San Jacinto, California. The first phase calls for the construction of 32 homes. San Jacinto is approximately 40 minutes from Palm Springs and 10 minutes from Hemet, California. Title to this property transferred to Senior Care's wholly owned subsidiary in May, 2001 when the plot map for the entire project was recorded. Senior Care needs to obtain construction financing and then can begin construction on the first phase of 43 homes. Construction is contemplated in 5 phases.

2. We will begin construction on the Flamingo 55 project located in the City of Las Vegas, Nevada at the intersection of Flamingo Blvd. and Freeway 95. Senior Care will build 54 town homes for seniors. The land was purchased by Senior Care's wholly owned subsidiary on May 3, 2001. The subdivision plot map has been recorded and construction permits have been issued. Senior Care needs to obtain construction financing and can then commence construction.

We also plan to begin construction on the Signature Properties land in New Mexico. However, no firm date has been set for the commencement of construction on this project. It may not happen within the next 12 months. Clearance to commence construction has been obtained from all relevant authorities and Senior Care has a loan commitment from HUD who will supply both a construction and take out loan in an amount sufficient to complete the construction of the project. However, the loan has not yet funded and no firm date to commence construction has been set.

By far the largest project presently being considered by the Company is the 715 acre project at the Lakes in Pahrump Valley, Nevada. This project which will take nearly 10 years to build eventually will comprise 2 golf courses, 2,000 residential housing units in a mixed use age restricted fully planned community. Escrow on this project was opened in July, 2000 and the plan development process is underway. Senior Care does not yet own title to this property. Senior Care presently has an option on this property and will not actually purchase the land until the entitlements have been completed. There is no assurance that this will occur within the next 12 months.

Changes in Senior Care's business focus:
----------------------------------------

On March 12, 2001, Senior Care retained a new Chairman of the Board of Directors and Chief Executive Officer, Mervyn A. Phelan, Sr. Prior to Mr. Phelan being named to these positions, Senior Care had been divided into three operating divisions. There was a real estate division, a manufacturing division, and a pharmaceutical, nutriceutical division.

The original concept had been that the Company's real estate division would invest in, manage, and develop senior housing, build and manage office and strip malls and build for-sale and rental, independent living age-restricted communities.

The company's manufacturing division targeted for acquisition, ancillary companies whose products and services were in high demand by Seniors such as medical device manufacturers, specialty food manufacturing companies and furniture manufacturing companies, enabling the firm to service seniors both in and out of its age restricted communities with its own products.

The company's pharmaceutical and nutriceutical division targeted for acquisition pharmaceutical and/or nutriceutical manufacturing companies and web based health products distributors as a feeder to manufacture and sell the products through an "E-commerce" pharmacy.

Mr. Phelan believed that the company should become more focused and that it should move only to develop senior housing. Other than the ownership of Noble Concepts Furniture, Mr. Phelan directed and the Board of Directors approved the phasing out of all other projects of Senior Care, a complete phase out of the manufacturing division other than Noble and a complete termination of any and all negotiations with any company which would result in the development of an operating pharmaceutical or nutriceutical division.

Noting that the expertise of the company's management was geared toward real estate development, he directed and the Board agreed that Senior Care should concentrate totally on its senior housing development projects leaving only Noble Furniture as a ancillary business. It was also agreed that Rent USA and Equip USA would be spun off to other entities as soon as practicable.

On March 28, 2001, Senior Care entered into agreements with Tri-National Development Corporation to purchase certain real estate assets of the company and agreed to assume all debt encumbering those real estate assets.

The purchase of property from Tri-National's Mexican subsidiaries:
------------------------------------------------------------------

As of April 30, 2001, Senior Care International, S.A. de C.V., a Mexican corporation wholly owned by Senior Care, executed contracts for deed on various properties in Baja California.

There were generally four groups of properties involved in these transactions. They were as follows:

1.     THE HILLS OF BAJAMAR

The Hills of Bajamar property is a 2,500-acre parcel located in the Municipality of Ensenada, on the Pacific Ocean side of Baja California, Mexico, roughly 50 miles south of San Diego, California. The purchase contract was completed in 1992 through Tri-National's wholly-owned Mexican subsidiary, Planificacion Desarollos de Jatay, S.A. de C.V. ("Planificacion"). The contract provided for an overall purchase price of $6,000,000 for the 2,500 acres ($2,400 per acre or $.60 per sq. meter). Pursuant to that Agreement, the property was to be purchased on a gradual basis in 247-acre increments at $600,000 for each increment. As of the date of the Purchase Agreement with Senior Care, Planificacion owned a total of 650 acres. The balance of 1,750 acres is held in a trust with Banco Ixe, with title to additional acres releasable to Planificacion as additional annual $600,000 payments are made. In the event Planificacion is unable to make its scheduled annual payments, the trust is subject to cancellation and the property will be subject to refinancing under which Planificaction may be required to pay a significantly higher price per acre. The balance owing on the remaining 1,750 acres is $4,200,000 at $600,000 annually with no interest until 2003. Senior Care purchased only the present 650 acres owned by Tri-National's Mexican subsidiary together with the right to purchase additional acreage as Tri-National becomes entitled to purchase it.

Under the contract with Senior Care, 650 acres were conveyed plus 100% of Planificacion's rights under the Option Agreement. The purchase price by Senior Care was $14,950,000. The reason for the difference in the price paid by Senior Care and the price paid by Planificacion in 1992 is due to the fact that the property has increased in value from $2,400 per acre to $70,000 per acre according to a recent appraisal which established the present value for this acreage. Senior Care paid $23,333 per acre in the form of 300,000 shares of Series F Convertible Preferred stock which is convertible into 20 shares of Senior Care Common stock for each share of Series F Preferred on a formula which allows 20% of the Preferred shares to be converted in the 24th month following the acquisition and 20% convertible on each 12th month anniversary date thereafter until all of the Preferred shares have been converted. Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, redeem all or any portion of the Common stock issued by the payment of cash under a formula that is set forth in the contract. Additionally, up to $11,262,481 in Series F preferred will be redeemed when Senior Care issues Series I preferred stock to Tri-National corporate note holders.

Tri-National is to receive a 12.5% interest in profits from the future development and sale of the developed property, until such time as the preferred shares have been converted, thereafter the interest is reduced to 7.5%.

Tri-National originally purchased this property by selling nine-month corporate notes at 10% interest per annum which are all now due. The investors principal and interest were guaranteed by Tri-National and bonded by New England International Surety Co., for up to $15 million. Tri-National further collateralized the $15 million in bonding from New England International Surety Co. with a portion of its Hills of Bajamar property and paid over $1,000,000 in bonding fees. As of January 31, 2001 Tri-National had $11,262,481 in corporate notes outstanding, all were due and New England International Surety had given no indication as to whether it will make the note holders whole. However, it has paid certain bondholders already and it should be expected that there will be subrogation against Tri-National on any holders who have been paid by them. There are presently approximately 300 holders of these Corporate Notes.

Under the terms of the Agreement with Senior Care, Senior Care will issue to the Corporate Note holders Series I Preferred stock. Series I Preferred stock will pay the Preferred shareholders a cumulative preferred return on their equity of 10% per annum. This return is paid by a 2% gross profit reservation on the sale of lots. Series I Preferred will be registered by the filing of an S-2 Registration Statement with the SEC. The stock will be redeemed for cash through the sale of Hills of Bajamar residential lots, with the Series I Preferred holders receiving 2% of the gross profit dedicated to pay a 50% of the net profits to redeem the shares.

The registration is made necessary due to the fact that Tri-National sold these Corporate Note obligations in reliance on exemptions from the registration requirements of the Securities Act of 1933 and applicable state securities laws. This resulted in Tri-National becoming the subject of a cease and desist orders from various states because Tri-National failed to file under the various securities acts of those states. The states which have entered into enforcement action against Tri-National are Wisconsin, South Carolina, California, Louisiana and Wisconsin.

Because Tri-National relied on federal and state exemptions for placement of its Notes, it is possible that other states may find that the Tri-National did not comply with the various blue sky exemptions. The consequences of any such violations may vary from state to state, but could include the requirement that Tri-National rescind some or all of the sales in such states at the request of the affected subscribers and prepare formal registration statements and/or other documentation at the request of the securities regulators. Additionally, Tri-National and/or its officers may be subject to civil and/or criminal fines or penalties including, but not limited to, a sanction with regard to Tri-National's ability to make any public offering in the future.

The Registration of Series I Preferred issued to the Corporate Note holders by Senior Care is intended to remedy this problem and would grant to the corporate note holders new guarantees and provisions for payment as well as provisions for payment of interest.

2.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

In December of 1996, Valcas Internacional, S.A., a subsidiary of Tri-National agreed to acquire 100% of the stock of Inmobilaria Plaza Baja California, S.A., a Mexican corporation, including its existing assets, which included 16+ developed acres of ocean front land within the Bajamar resort with plans for 328 vacation ownership (timeshare) units for $16,079,055, payable with notes for $9,079,055 and stock.

Senior Care purchased this property for $16,079,055. Senior Care assumed the outstanding mortgage on the property of $9,079,055 and will pay a total of $7,000,000 by issuing 150,000 shares of Series F Convertible Preferred stock. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Tri-National is to receive a 12.5% interest in profits from the future development and sale of the developed property, until such time as the preferred shares have been converted, thereafter the interest is reduced to 7.5%.

3.  PLAZA ROSARITO

On November 20, 1998, Tri-National Holdings, S.A. de C.V., a wholly owned Mexican subsidiary of Tri-National, purchased the Plaza San Fernando from Banco Bital with a $1 million cash down payment. In July of 1999, Capital Trust, Inc. of New York, the Company Investment Banker, provided the remaining $8 million necessary to close and complete the escrow.

Tri-National renamed this property, Plaza Rosarito. It is located in the heart of Rosarito Beach in Baja California, Mexico, minutes from the 20th Century fox film studio where "Titanic" was filmed and down the street from the famous Rosarito Beach Hotel. Plaza Rosarito includes 15 acres of undeveloped oceanfront land zoned for the 450-room hotel and convention center, 18 acres of developed land, including 187,500 square feet of existing steel, concrete and marble commercial space.

Senior Care entered into a contract for deed to purchase this property for a total purchase price of $13,000,000 for the 15 acre undeveloped ocean front property and $20,200,000 for the 9 acres of developed land where the partially completed shopping center is located. The payment is being made by the issuance of 500,000 shares of Series F Preferred stock in Senior Care which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to the terms of the Contract. Additionally, up to $8,000,000 plus accrued interest and fees in Series F preferred will be redeemed when Senior Care pays Capital Trust the monies due to it by Tri-National, its officers and certain directors.

Tri-National is to receive a 12.5% interest in profits from the future development and sale of the developed property, until such time as the preferred shares have been converted, thereafter the interest is reduced to 7.5%.

4.  PORTAL DEL MAR CONDOMINIUMS

In February of 1999, Tri-National Portal, S.A. de C.V. signed purchase agreements and provided a $500,000 down payment to acquire Portal Del Mar for $1,250,000. Portal Del Mar is a 123-unit, 2 and 3-bedroom condominium development on 6 acres overlooking the Pacific Ocean in Baja California, Mexico, just south of Rosarito Beach. The 126 ocean view condominiums are in various stages of completion, with approximately 46 completed. Some of these have already been sold and the owners are residing in them.

Senior Care purchased a 2/3rds undivided interest in this property for $6,000,000 paying 50,000 shares of Series F Convertible Preferred which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract. The other 1/3rd undivided interest is owned by Bersain Gutierrez, a Mexican national.

Tri-National is to receive a 12.5% interest in profits from the future development and sale of the developed property, until such time as the preferred shares have been converted, thereafter the interest is reduced to 7.5%.

Senior Care assumed its proportional share of the debt on this property. Senior Care's portion of that debt is approximately $600,000.

Recap of Tri-National Acquisitions:
----------------------------------

Senior Care purchased assets held by Tri-National's Mexican subsidiaries as follows:

Name of Property        Purchase Price          Payment           Conversion           Repurchase Option
--------------------------------------------------------------------------------------------------------

Planificacion           $14,950,000             300,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions
                                                                                       $11,262,481 redemption
                                                                                       when SB-2 becomes effective

Inmobilaria             $16,079,055             150,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Tri-National Holdings   $33,200,000             500,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions
                                                                                       $8,000,000+ redemption when
                                                                                       Capital Trust paid

Tri-National Portal     $ 6,000,000             100,000 Series F  20% after 24 months  Repurchase option
                        -----------             Preferred         20% each 12 months   30 days on 1st conversion
                                                --------          Until all converted  30 days on later conversions
Total:                  $70,229,055             1,050,000 Shares
                                                Series F Preferred

1,050,000 shares of Series F Preferred converts into a total of 21,000,000 shares of Senior Care common over 6 years, 4,200,000 after 24 months and 4,200,000 each year thereafter until all is converted or redeemed.

Based upon the above, Senior Care will obtain assets and assume debt on the Tri-National property acquisition as follows:

Senior Care purchased assets held by Tri-National's Mexican subsidiaries and assumed debt as follows:

Name of Property        Purchase Price          Debt Assumed        Net Assets Acquired
---------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000                                 $14,950,000

Plazas Resort           $16,079,055             $ 9,079,055         $ 7,000,000

Plaza Rosarito          $33,200,000                                 $33,200,000

Portal Del Mar          $ 6,000,000             $   600,000         $ 5,400,000
                        -----------             -----------         -----------
Total:                  $70,229,055             $ 9,679,055         $60,550,000


The Tri-National controversy:
-----------------------------

On May 25, 2001, Tri-National reported to the SEC on a form 8-K that it's subsidiaries had sold these properties to Senior Care International S.A. de C.V., a wholly owned subsidiary of Senior Care Industries, Inc. It also reported that those sales closed on April 30, 2001. Then on May 27, 2001, Tri-National filed another Report on form 8-K with the SEC stating that Senior Care had made a tender to Tri-National shareholders. Then, on July 12, 2001, Tri-National filed a new report with the SEC on Form 8-K. In that report, Tri-National reported that the Board of Directors of Tri-National had voted to cancel all transactions with Senior Care effective July 2, 2001.

Senior Care's position is that the action by Tri-National's board attempting to cancel the transaction as of July 2, 2001 had no effect on the property sales that Senior Care had made for the properties in Baja California for the following reasons:

1. The properties were owned by Tri-National's Mexican subsidiaries. The respective boards of directors of those Mexican corporations had full authority to act independently of the board of Tri-National Development with the right to sell the properties of those Mexican subsidiaries and did so.

2. The action by the Tri-National Board came after Tri-National Development reported on Form 8-K that the sales had closed on May 25, 2001. The action of the Board reported on July 12, 2001 attempted to cancel the sales effective July 2, 2001 but those sales had already closed on April 30, 2001.

3. The property sales had been approved by the respective boards of the Mexican subsidiaries before the property sales closed. Additionally, Senior Care obtained legal opinions with regard to each property transaction from Mexican counsel.

It should be noted that as a part of each separate transaction, Senior Care contracted to purchase the stock which Tri-National owned in each of its Mexican subsidiary corporations. The agreement to purchase the stock of the Mexican subsidiaries would necessarily have to be approved by the board of Tri-National Development. The board of Tri-National has not given its support of this part of the transaction.

Senior Care has booked the assets on its balance sheet together with the corresponding liabilities. Whether Senior Care will be able to complete all of the stock purchases contemplated by the transaction may not be settled until after Senior Care's tender for control of Tri- National has been completed. The reason for this is that at this time, the Tri-National board is not friendly toward Senior Care's position and a dispute has arisen. The purchase of the stock in Tri-National Holdings S.A. de C.V. will, most likely, depend upon whether Senior Care can reach an accommodation with Capital Trust regardless of Tri-National management's support.

Tri-National may commence litigation against Senior Care to cancel the property transactions. If this were to occur, it would significantly impact Senior Care's balance sheet. Senior Care later in this prospectus has a complete discussion of what the results would be in the event such were to occur.

                     DESCRIPTION OF PROPERTY OF SENIOR CARE

Senior Care owns the following property:

Property held for rental:
-------------------------

Location of property      Value of property    Loans on property     Net value
                          ------------------------------------------------------
                                              As of June 30, 2001
--------------------------------------------------------------------------------

Friendly Bear             $ 2,575,000          $ 2,139,435           $   435,565
25,000 square foot shopping mall

Pecos Russell Business
Center                    $ 5,885,000          $ 3,254,000           $ 2,631,000
32,000 square foot office mall

Property held for resale:
-------------------------

Location of property      Value of property    Loans on property     Net value
                          ------------------------------------------------------
                                              As of June 30, 2001
--------------------------------------------------------------------------------

Evergreen Manor II        $ 5,658,002          $ 3,634,339           $ 2,023,663
Completed condominium project

Property held for development:
------------------------------

Location of property      Value of property    Loans on property     Net value
                          ------------------------------------------------------
                                              As of June 30, 2001
--------------------------------------------------------------------------------

Flamingo 55               $ 1,050,000          $ 1,050,000          $    -0-
Raw Land
(Owned by wholly owned
subsidiary)

San Jacinto               $ 3,000,000          $ 2,000,000          $ 1,000,000
Raw Land
(Owned by wholly owned
subsidiary)

Hills of Bajamar          $14,950,000                               $14,950,000
(Under Contract for Deed
to wholly owned
subsidiary)

Plazas Resort             $16,079,055          $ 9,079,055          $ 7,000,000
(Under Contract for Deed
to wholly owned
subsidiary)

Plaza Rosarito            $33,200,000                               $33,200,000
(Under Contract for Deed
to wholly owned
subsidiary)

Portal Del Mar            $ 6,000,000          $   600,000          $ 5,400,000
(Under Contract for Deed
to wholly owned
subsidiary)

                 LEGAL PROCEEDINGS WHERE SENIOR CARE IS A PARTY

The Delran Lawsuits
-------------------

Senior Care is involved in the following legal proceedings, all stemming from its ownership interest in the Delran Associates, LLC which involves a total of 26,667 shares of common stock in Senior Care owned by Madeline Farah and Aziz Holdings, Inc.:

1. Robert B. Wasserman, Chapter 7 Trustee v. Willy Farah, Madeline Farah, Aziz Holdings, LLC, Aziz Holding, Inc., Senior Care Industries, Inc., Golden Chest, First American Stock Transfer, Inc. and Asia Bank, N.A., Bankruptcy Case No. 98-44940, Adversary Proceeding No. 00-3361, District of New Jersey.

This action was filed on April 25, 2000. The complaint alleges that Defendants Willy Farah, Aziz Holding, Inc. and Madeline Farah, engaged in certain fraudulent transfers of shares of Senior Care stock to avoid having the shares become a part of Willy Farah's bankruptcy estate. The complaint seeks to compel Madeline Farah and Aziz Holding, Inc. to turn over the shares of Senior Care stock to the Chapter 7 Trustee. The Trustee in his Second Amended Complaint filed in early 2001 requested turnover of the Senior Care shares and a turnover of Senior Care's interest in Delran Associates, LLC. The theory advanced by the Trustee is that the transfer to Senior Care was a preferential transfer made within the preference period set forth in the Bankruptcy Code.

Discovery is ongoing in this action.

2. International Thermal Packaging, Inc. v. Willy Farah and Robert B. Wasserman, Chapter 7 Trustee, Bankruptcy Case No. 98-44940, Adversary Proceeding No. 00-3274.

This action was filed in the Bankruptcy Court for the District of New Jersey on April 10, 2000. International Thermal Packaging alleges that it owns a 45% interest in Delran Associates, LLC originally owned by Willy Farah. Ownership of this interest is also claimed by Senior Care. International Thermal Packaging seeks only a judgment that Willy Farah has no interest in Delran Associates, LLC, that the Delran interest is not the property of the bankruptcy estate and that Willy Farah transferred the interest for good and valuable consideration. Senior Care was not named as a party to this action but intervened via a consent order.

On November 17, 2000, the Chapter 7 Trustee filed an Amended Answer and Cross-claim against additional Defendants/Interveners and third parties for declaratory and other relief naming Senior Care as a defendant. In the Amended Answer, the Chapter 7 Trustee asserted claims for declaratory relief in connection with the 45% interest in Delran Associates, LLC. The Chapter 7 Trustee's claims are based upon allegations that a transfer of this interest from Willy Farah to CRT Corporation that occurred in August, 1998 was a fraudulent transfer in violation of the United States Bankruptcy Code. Through the Amended Complaint, the Chapter 7 Trustee seeks to have the Bankruptcy Court declare that the 45% interest in Delran Associates, LLC is property of the Willy Farah bankruptcy estate. Ownership of this interest is also claimed by Senior Care.

On December 21, 2000, counsel for Delran Associates, LLC filed an Answer to the Chapter 7 Trustee=s Amended Answer and Counterclaim. Delran filed a Cross-claim which alleges that Delran has a right of first refusal to purchase the 45% interest claimed by both Senior Care and International Thermal Packaging. Delran claims that the Delran Associates Operating Agreement gives them that right. The Cross-claim seeks a judgment declaring that all alleged assignments of the 45% interest in Delran are subject to this right of first refusal.

On January 10, 2001, Senior Care filed an Answer to the Amended Answer and Cross-claim of Delran Associates and that of the Chapter 7 Trustee, and intends to vigorously oppose the allegations of both the Chapter 7 Trustee and Delran Associates, LLC. Senior Care also filed a Cross-claim against Defendants, Delran Associates, LLC, Joseph Lipari, a member of the limited liability company, Aspi
K. Irani, the managing member of the limited liability company, wherein Senior Care claims that they have no right, title or interest in or to the 45% membership interest held by Senior Care in the limited liability company, that, in fact, Delran has no right of first refusal and that Senior Care is the holder of that limited liability company interest. The Cross-claim of Senior Care further seeks to impose a constructive trust on all proceeds derived from the sale of the real property owned by Delran and for an immediate accounting of all income, distributions and the disposition of assets of Delran.

On February 6, 2001, counsel for the Chapter 7 Trustee, counsel for Senior Care, counsel for International Thermal Packaging and counsel for Delran Associates, LLC, executed a First Amended Consent Order to set an Initial Discovery Schedule. Also included in the Consent Order is the grant of leave to amend to International Thermal Packaging to file a Second Amended Adversary Complaint against Senior Care alleging that Senior Care, as successor in interest to CRT Corporation, is jointly and severally indebted to International Thermal Packaging for $923,208.33 pursuant to a promissory note executed by CRT Corporation and American Auditors, Inc.

Senior Care does not deny this debt which it owes to East West Community Developer in a like amount and which has always been carried on the Senior Care balance sheet as a liability.

The Tri-National Receivership
-----------------------------

On June 22, 2001, a Restraining Order was issued by the Superior Court of the State of California in the matter of Capital Trust, Inc. v. Tri- National Development Corporation, et al., County of San Diego, Case No. GIC756510 in which Senior Care Industries, Inc., as a non-defendant, third party, was restrained and enjoined from receiving, transferring, assigning, disposing of, interfering with, hypothecating or encumbering any rights to any real property owned by Tri-National Development Corporation or any of its wholly owned subsidiaries. This action followed the appointment of a receiver who was ordered to take possession of all property of Tri-National Development Corporation on May 24, 2001.

The properties which Senior Care International S.A. de C.V. purchased from various Mexican subsidiaries of Tri-National Development Corporation and which are located in Mexico, were the property of Senior Care International S.A. de C.V. prior to the imposition of the Restraining Order and are not, therefore, the property of Tri-National or its subsidiaries and are not subject to the control of the State Court Receiver. Mexican counsel has confirmed that neither Senior Care International S.A. de C.V. nor the properties owned by it are subject to the jurisdiction of the California Superior Court.

Although Senior Care's counsel has been informed that the State Court Receiver is attempting to place a lien against the property known as Plaza Rosarito, Mexican counsel has been engaged to take appropriate legal steps on behalf of Senior Care International S.A. de C.V. in Mexico, if necessary to protect the interest of Senior Care International.

Senior Care's lawsuit against Tri-National and its directors
------------------------------------------------------------

On August 15, 2001, Senior Care filed a lawsuit in the Superior Care of the County of San Diego in California, Case No. GIC772507 in which Senior Care sued Tri-National and all of its directors for breach of contract, defamation, and fraud in connection with certain statements which Senior Care believes were false, misleading and fraudulently made by Tri-National management in connection with the tender offer which Senior Care made to Tri-National shareholders and which were made with the intention of causing Tri-National shareholders to have a bad opinion of Senior Care.

Rent USA Litigation
-------------------

On July 31, 2001, Senior Care brought suit against Rent USA, its officers and directors, Equip USA, its officers and directors and the finance companies who leased the rock crushing equipment to Senior Care. This action entitled Senior Care Industries, Inc. v. Tom E. Kaplan, et al. was filed in the Superior Court of Orange County, California, Case No. 01CC00345 and assigned to the Honorable William F. McDonald in Department CX101. The lawsuit charges breach of contract, breach of fiduciary duty, fraud, conversion and RICO violations [18 U.S.C. 1962, et seq.] against various defendants.

         MARKET PRICE FOR SENIOR CARE STOCK & OTHER SHAREHOLDER MATTERS

Senior Care's authorized stock consists of 50,000,000 authorized shares of Common Stock, par value $.001 per share, of which 14,710,182 shares were outstanding as of June 30, 2001 being held by a total of approximately 1,700 persons or entities.

These securities are traded on the Over the Counter Bulletin Board [OTC:BB] under the symbol SENC. Over the last several weeks, this stock has traded at an average bid price of between $3.75 to $4.50 per share and an ask price of between $3.95 and $4.75. The market quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent the actual transactions. What appears below is a breakdown of the average high and low bid price over the last two years for Senior Care Common stock adjusted for stock splits:

Period                 High       Low
----------------------------------------
2nd quarter 1999       $ 30.00   $ 30.00
3rd quarter 1999         80.00     30.00
4th quarter 1999        230.00     50.00

1st quarter 2000        160.00     75.00
2nd quarter 2000        160.00    120.00
3rd quarter 2000         84.00     25.00
4th quarter 2000         38.00       .62

1st quarter 2001          3.50       .62
2nd quarter 2001          4.65      2.70

Payment of dividends:
---------------------

Senior Care has paid no cash dividends since its stock has been traded. It did pay a stock dividend of 1 share of common stock for each 10 shares owned in early 2000. There are no restrictions either in our articles of incorporation or by-laws or any current resolution of the board of directors that would limit our ability to pay dividends on our common equity.

Prior registration of stock issues:
-----------------------------------

Senior Care has filed a series Registration Statements to register stock issued pursuant to the 2000 Stock Option Plan provided to officers and employees of Senior Care and the 2001 Stock Option Plan provided to officers and employees of Senior Care. Also, within the last three years, Senior Care has issued stock which was registered pursuant to an S-8 Registration Statement to consultants for work done in connection with various real estate purchases by Senior Care over the last two and one half years. Also, Senior Care filed an SB-2 Registration Statement on December 27, 2000 to register stock and warrants in connection with a private placement which was subsequently withdrawn by Senior Care. There have been no other registrations of stock within the last 3 years.

Outstanding debentures and other debt issues:
---------------------------------------------

Senior Care has no outstanding debentures or other debt offerings.

The following Registration Statements have been filed on Form S-8:
-----------------------------------------------------------------

A registration statement registering 107,000 common shares to consultants for work done for Senior Care was filed on April 7, 2000. An 11 for 10 stock dividend resulted in increasing the number of these shares to 108,070 in October, 2000 while the 30 to 1 reverse split on March 15, 2001 reduced the number of these outstanding shares to 3,603. No compensation was paid to Senior Care for these shares and they were issued strictly in lieu of cash compensation to the consultants who received them.

A registration statement registering 600,000 common shares to officers and directors pursuant to the 2000 Stock Option Plan was filed on October 12, 2000. An 11 for 10 stock dividend resulted in increasing the number of these shares to 660,000 in October, 2000 while the 30 to 1 reverse split on March 15, 2001 reduced the number of these outstanding shares to 20,000. Senior Care received $60,000 from the sale of the options which were issued to officers and directors under the terms of the 2000 Stock Option Plan.

A registration statement registering 700,000 shares to consultants in connection with the East-West Community Development acquisition was filed on December 8, 2000. The 30 to 1 reverse split on March 15, 2001 reduced the number of these outstanding shares to 23,334. No compensation was paid to Senior Care for these shares and they were issued strictly in lieu of cash compensation to the consultants who received them.

A registration statement registering 1,600,000 shares to officers and directors pursuant to the 2001 Stock Option Plan was filed on April 8, 2001. Senior Care has received a total of $1,600 from the sale of the options which were issued to officers and directors under the terms of the 2001 Stock Option Plan to date.

A registration statement registering 3,013,548 shares to consultants in connection with certain purchases of real property was filed on April 9, 2001. No compensation was paid to Senior Care for these shares and they were issued strictly in lieu of cash compensation to the consultants who received them.

Security ownership and principal shareholders
---------------------------------------------

Senior Care is authorized to issue a total of 50,000,000 shares of Common stock, $.001 par value. As of March 12, 2001, there were 13,399,001 Common shares outstanding. On March 12, 2001, the Shareholders at their Annual Meeting authorized the Board of Directors in its discretion to allow a one time reverse split of the common shares of the Company, that reverse split not to exceed a 30 to 1 reverse split of shares. On the same day, the Board of Directors met and authorized a reverse split whereby each owner of 30 shares would receive 1 share as of March 15, 2001. This resulted in the number of common shares outstanding being reduced from 13,399,001 to 446,634 shares outstanding.

At the same meeting, or since that meeting up to the date of this prospectus, the Board has authorized the following common shares to be issued:

1. To various officers and directors, a total of 1,800,000 shares under the terms of the 2001 Stock Option Plan. The options which were authorized and the persons to whom the were issued are as follows:

Name                      Position                             Number of shares
-------------------------------------------------------------------------------
Robert Coberly            Chief Financial Officer,
                          Treasurer & Director                 400,000

John Cruickshank          Senior Vice President,
                          Secretary & Director                 400,000

Stephen Reeder            former Chairman, CEO
                          President & Director                 200,000

Bob Eschwege              Vice President and
                          Plant Manager                        300,000

Scott Brake               Vice President & Director            200,000

Denzel Harvey             Director                             100,000

David Edwards             Director                             100,000

John Tanner               Director                             100,000

2. To the Aliso Circle Irrevocable Inter Vivos Trust, 8,000,000 shares. These shares were issued pursuant to a comprehensive employment agreement made with Mervyn A. Phelan, Sr. In April, the Company entered into a formal Employment Agreement with Mr. Phelan which became effective as of the date of his actual employment which commenced on March 12, 2001. Under the terms of that Employment Agreement, Senior Care agreed to the following basic terms:

a. Mr. Phelan will not receive a regular salary and shall receive other benefits in lieu of salary. Those benefits are as follows:

b. For each fiscal year during Mr. Phelan's employment under the terms of the 5 year employment contract, he will be eligible to receive an annual bonus (the "Bonus") based upon an Executive Incentive Compensation Plan (the "Plan") to be developed by executive management of the Company and approved and adopted by the Board of Directors. This Plan will include the terms, conditions and formula for computing bonuses for the Company's executive officers for each fiscal year; it being understood that the Company's expectation is to pay bonuses of at least twenty percent (20%) of an executive officer's base salary annualized for the achievement of annual strategic and operating plan goals and objectives. Executive shall be eligible to receive a share of any stock options under the terms of any Stock Option Plan which the Board of Directors or the shareholders may authorized during the course of the employment of the Executive.

c. As a condition to the Executive agreeing to become an executive of the Company, the Board of Directors authorized the issuance of 8,000,000 shares of common stock in the Company to be issued to the Aliso Circle Irrevocable Inter Vivos Trust dated May 5, 1998 as an inducement and for the specific purpose of protecting the Executive's family by providing a quality of life for the family which can be assured by this issue of stock. The issue of stock contemplated hereby shall be unconditional and fully paid and non-assessable regardless of whether the Executive shall complete his employment period.

3. On April 19, 2001, 3,013,548 common shares were issued to consultants who worked on various acquisitions for the Company including the San Jacinto, California transaction and other acquisitions in Las Vegas, Nevada. These shares were registered through an S-8 Registration filed on April 19, 2001. The persons who received those shares and their addresses are as follows:

Name & Address of         Number of
Consultant                Shares
-----------------------  -------------
Craig Brown              1,004,516
410 Broadway, Suite 203
Laguna Beach, CA 92651
-----------------------  -------------
Brian Eisberg            1,004,516
8 Vineyard Court
Navato, CA 94947
-----------------------  -------------
Michael Austin           1,004,516
1550 Bellwood
San Marino, CA 91108
-----------------------  -------------

4. On the same date, shares were issued to the sellers of the Flamingo 55 project in Las Vegas, Nevada. The name and address of the parties receiving these shares are as follows:

Name & Address            Number of Shares
------------------------  --------------
Woodbury-Viking Partnership
2330 Highland Ave.        250,000, Restricted
Las Vegas, NV 89102

5. On April 26, 2001, common stock was issued as part of the purchase price for the land acquisition in San Jacinto, California. The name and address of the party receiving those shares and the number of shares issued is as follows:

Name & Address            Number of Shares
------------------------  --------------
Perdico Properties Trust  1,300,000, Restricted
5670 S. Pecos
Las Vegas, NV 89120

6. On May 29, 2001, certain shares were issued to consultants as follows:

Name & Address           Number of Shares
-----------------------  --------------
Hudson Consulting Group  100,000, Restricted
268 West 400 South
Suite 300
Salt Lake City, UT 84101

As of June 30, 2001, there were a total of 14,710,182 common shares outstanding.

The following sets forth the number of shares of our Common Stock beneficially owned by (i) each person who, as of June 30, 2001, known by us to own beneficially more than five percent (5%) of our Common Stock and (ii) our officers and directors and (iii) officers and directors as a group.

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)(3)   CLASS
-------------------                  ---------------------------      ----------
(i) Craig Brown                      1,041,183 Registered (5)         7.08%
    410 Broadway, Suite 203
    Laguna Beach, CA 92651

    Brian Eisberg                    1,004,516 Registered (5)         6.83%
    8 Vineyard Court
    Novato, CA 94947

    Michael Austin                   1,004,516 Registered (5)         6.83%
    1550 Bellwood
    San Marino, CA 91108

    Perdico Properties Trust         1,300,000 Restricted (5)         8.84%
    5670 S. Pecos
    Las Vegas, NV 89120

    Aliso Circle Irrevocable Inter
    Vivos Trust (4)                  8,000,000 Restricted (5)        54.38%
    1278 Glenneyre, Suite 212
    Laguna Beach, CA 92651

(ii) Officers and Directors
     The address for all officers and directors is 410 Broadway, 2nd Floor, Laguna Beach, CA 92651 unless otherwise noted

Robert Coberly                       401,833 Registered               2.73%

John Cruickshank                     394,384 Registered               2.68%

Stephan Reeder                       203,667 Registered               1.38%
3450 E. Russell Road
Las Vegas, NV 89120

Bob Eschwege                         310,000 Registered               2.10%
495 Raleigh Ave.
El Cajon, CA 92020

Scott Brake                          201,833 Registered               1.37%
15555 Huntington Beach Lane
Huntington Beach, CA 92647

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)(3)   CLASS
-------------------                  ---------------------------      ----------

Denzel Harvey                        101,833 Registered               0.69%
325 South 200 East
Selina, UT 84654

David Edwards                        101,833 Restricted               0.69%
Westgate House
Long Melford
Suffolk, UK CO109DR

John Tanner                          101,833 Restricted               0.69%
Westgate House
Long Melford
Suffolk, UK CO109DR

(iii) Officers &
Directors as a group                 9,817,216                       66.74%
(includes shares held
by Aliso Circle Trust)

(1) All ownership is beneficial and of record, unless indicated otherwise and includes shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) Discussions of related party transactions and relationships are where the recipient received less than 5% of the outstanding shares in Senior Care are discussed separately and broken out on an individual basis under the heading RELATIONSHIPS & RELATED TRANSACTIONS which follows in this prospectus.

(4) Mervyn A. Phelan, Jr., Trustee of the Aliso Circle Irrevocable Inter Vivos Trust is the son of Mervyn A. Phelan, Sr., Chief Executive Officer of Senior Care and Chairman of the Board of Directors. The beneficiaries of the Trust are Sharon Phelan, wife of Mervyn A. Phelan, Sr., the children and grand-children of Mervyn A. Phelan, Sr.

(5) Shares noted as being registered were registered by the filing of an S-8 Registration Statement and issuance of a prospectus for shares issued to officers, directors and consultants. Shares noted as being restricted were issued pursuant to Section 4(2) of the Securities Act of 1934, as amended and may only be sold under certain rules as generally described in Rule 144 which is described in detail elsewhere in this prospectus.

                      RELATED PARTY TRANSACTIONS & RELATIONSHIPS

Senior Care has issued stock to the following named persons & entities in exchange for assets or for consulting services rendered to the company:

Name            Date of Issuance   Number of Shares    Relationship    Value of
                                   After 30-1 reverse  To Senior Care  Shares at Issuance
-----------------------------------------------------------------------------------------
Madeline Farah  Aug.31, 1999       13,334              Asset purchase  $1,111,500
Aziz Holdings   Aug.31, 1999       13,334              Asset purchase  $1,111,500
Friendly Bear   Aug.31, 1999        3,500              Asset purchase  $  233,415
Signature Prop. Aug.31, 1999        3,667              Asset purchase  $  244,530
Pecos Russell   Aug.31, 1999        6,667              Asset purchase  $  444,600
Broadway Acacia Aug.31, 1999        6,667              Asset purchase  $  155,610
Evergreen Manor Aug.31, 1999       73,333              Asset purchase  $4,890,600
Bob Eschwege    May  1, 2000        5,000              Asset purchase  $  226,893
Shareholders
of Cyrus
Industries      May  1, 2000       25,000              Asset purchase  $1,223,107
Woodbury-Viking Apr.19, 2001      250,000              Asset purchase  $  250,000
Perdico Trust   Apr.26, 2001    1,300,000              Asset purchase  $1,300,000

In all of the transactions shown above, the issuance, delivery and sale of our common stock was made pursuant to the asset exchange exemption within the meaning of Section 4(2) of the Act; and we have issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding as reported by the foregoing table.

Senior Care also issued common stock for services to employees, others and to employees whereby certain employees were entitled to receive common stock during the year 2000 as follows [This does not include the issuance of stock to employees under the 2000 Stock Option Plan or the 2001 Stock Option Plan where the shares have been registered]:

Name            Date of Issuance   Number of Shares    Relationship    Value of
                                   After 30-1 reverse  To Senior Care  Shares at Issuance
-----------------------------------------------------------------------------------------
American Accounting
& Auditing, Inc.  Apr. 6, 2000      1,667              Consultant      $100,000
Brian Dvorak      Apr. 6, 2000        234              Attorney        $ 14,000
Defined Holding   Apr. 6, 2000      1,667              Consultant      $100,000
David Edwards     Apr.15, 2000      1,834              Director        $ 55,000
John Tanner       Apr.15, 2000      1,834              Director        $ 55,000
OTC Financial Grp.Apr.15, 2000        834              Consultant      $ 75,000
Hawke Group       Apr.15, 2000        334              Consultant      $ 30,000
Top 10 Financial  Aug.28, 2000        834 warrants     Consultant
Brian Eisberg     Dec. 1, 2000     11,667              Consultant      $ 10,500
Michael Austin    Dec. 1, 2000     11,667              Consultant      $ 10,500
Aliso Circle
Irrevocable Inter
Vivos Trust       Mar.12, 2001  8,000,000              Employment
                                                       Contract        $  8,000
David Edwards     Mar.12, 2001    100,000              Director        $    100
John Tanner       Mar.12, 2001    100,000              Director        $    100
Hudson Consulting
Group, Inc.       Apr.26, 2001    100,000              Consultant      $175,000

In addition, Senior Care sold the following unregistered securities to the person named, in the amounts, for the consideration and the dates indicated:

Name            Date of Issuance   Number of Shares    Relationship    Value of
                                   After 30-1 reverse  To Senior Care  Shares at Issuance
-----------------------------------------------------------------------------------------

European Equity July 8, 2000       4,715               None            $ 72,425
& Guarantee


In all of the transactions shown above, the issuance, delivery and sale of Senior Care common stock was made pursuant to the private offering exemption within the meaning of Section 4(2) of the Act; and we have issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding as reported by the foregoing table. All of the shares issued to European Equity & Guarantee and/or its clients contained a restrictive legend pursuant to Regulation S regarding sales of shares to offshore persons and entities.

Preferred stock which is convertible into common stock issued within the last three years
-----------------------------------------------

Senior Care has issued the following Preferred stock which is convertible into Common stock under certain circumstances and at certain specified times as follows:

SERIES A
--------
As of April 2, 1999 the Company had 34,500 of its Series A preferred stock, convertible at .12 shares of the Company's $0.001 par value common stock for 1 share of preferred. The Series A preferred shares have no preferences for the payment of dividends or liquidation preferences. Those shares were converted to 172,500 shares of common stock on April 5, 2000. There are presently no Class A Preferred shares outstanding.

SERIES B
--------
On April 30, 1999 as part of the East-West purchase the Company issued 400,000 shares of its Series B preferred stock, par value $0.001, convertible at 5 shares of common stock for each share of preferred stock converted. The Series B preferred shares have no preferences for the payment of dividends or liquidation preferences. The option to convert the stock to common shares was exercised on April 30, 2000. As of December 31, 2000, there were no Series B Preferred shares outstanding.

SERIES C
--------
The Company set up Series C preferred stock for the purpose of issuing stock in exchange for land in Tennessee. That transaction was canceled and the stock issued was voided. There is presently no Series C preferred stock outstanding.

SERIES D
--------
On October 3, 2000, Senior Care issued 2,000,000 shares of Series D preferred stock to Rent USA, Inc. in exchange for 5,000,000 shares of common stock in Rent USA, Inc. which was issued to Senior Care. The transaction had a stated value in the contract of $2,250,000. 5,000,000 shares of Rent USA represented 43.5% of the shares outstanding in that company as of the date of the transaction. On April 30, 2001, the shares of Rent USA were returned to that company and Senior Care received back the 2,000,000 shares of Series D preferred stock which was then placed into the treasury of the Company and cancelled.

SERIES E
--------
There are no shares of Series E preferred outstanding nor have any ever been issued of this series.

SERIES F
--------
On April 30, 2001, Senior Care issued 1,050,000 shares of Series F preferred stock to various Mexican subsidiaries of Tri-National Development Corporation in exchange for certain assets of those corporations. These Series F preferred shares are convertible into common stock over a period of 5 years, 20% of the number of shares held on the 24th month anniversary date of the issue and 20% thereafter on each 12th month anniversary date until all of the shares are converted. Each Series F preferred share converts into 20 common shares. Once converted, a total of 21,000,000 common shares will be issued with a maximum of 4,200,000 being convertible on April 28, 2003 and 4,200,000 being convertible on each 12th month anniversary date thereafter. However, Senior Care has the right to redeem these Series F preferred shares for cash in lieu of conversion and also has the right to reduce the number of shares by payment of debts of Tri-National which are owed to approximately 300 bond holders and to Capital Trust.

SERIES G
--------
Series G preferred will be issued pursuant to a tender offer which Senior Care has made to its shareholders under the terms of which shareholders of Senior Care are being offered 1 share of Series G preferred for each share of common stock which the shareholder owns in Senior Care. The Series G preferred shares convert into common shares at the rate of 60 common shares for every 1 preferred share, 20% of the number of shares owned becoming convertible at the end of each 12th month anniversary date of the issue. These shares will be registered and issued pursuant to the tender offer and prospectus. It is anticipated that there could be up to 300,000 shares of Series G preferred stock issued under the terms of the tender offer which originally was due to expire on August 10, 2001 but was extended to September 30, 2001. Once converted, a maximum of approximately 18,000,000 common shares would be issued over the 5 year period with a maximum of approximately 3,600,000 common shares being issued each year. The Company has filed an S-4 Registration Statement to register these shares with the Securities & Exchange Commission.

Prior to the actual making of the tender offer, Senior Care management agreed to issue restricted Series G preferred shares to Senior Care shareholders who complained about the 30 to 1 reverse split which took effect on March 15, 2001. These shares have the same terms as those offered by the tender offer and will become registered shares when the S-4 Registration Statement becomes effective. As of June 30, 2001, the Company had issued a total of 4,067 shares of Series G preferred.

                   FINANCIAL STATEMENTS OF SENIOR CARE

The audited Balance Sheet of Senior Care Industries, Inc., as of December 31, 1999 and December 31, 2000 and the related Statements of Operations, Stockholders' Equity and Cash Flows for those years then ended are attached hereto as Exhibit 13.1.

           SUPPLEMENTARY FINANCIAL STATEMENTS OF SENIOR CARE

The unaudited Balance Sheet of Senior Care Industries, Inc., as of June 30, 2000 and June 30, 2001 and the related Statements of Operations and Cash Flows for those years then ended are attached hereto as Exhibit 13.2.

            MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                     & RESULTS OF OPERATIONS OF SENIOR CARE

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto.

Results of Operations
---------------------
The results of operations of Senior Care for the year ended December 31, 2000 compared to the year ended December 31, 1999 are discussed below as well as the operations of Senior Care for the six month period ended June 30, 2001 as compared to June 30, 2000 and the financial statements concerning operations for these periods which appear as exhibits to this Prospectus.

Revenues
--------

Presently, Senior Care receives income from rentals, sales of condominiums and sales of furniture from the manufacturing operation at Noble Concept Furniture.

For the year ended December 31, 2000 gross rental income totaled $687,320, and furniture sales totaled $5,282,355 compared with rental income of $100,428 for the year ended December 31, 1999. There was no income from furniture sales during 1999 because Senior Care did not purchase the furniture operations until January 1, 2000. As of December 31, 2000, there had been no condominium sales. Total gross income for the year ended December 31, 2000 was $5,974,619.

For the six month period ended June 30, 2001, Senior Care had a total of $4,630,402 income from all sources. This contrasts with total income from all sources of $2,910,076 for the six month period ended June 30, 2000. This breaks down to a total of $486,985 from rental income for the six month period ended June 30, 2001 as contrasted to a total of $281,263 in rental income for the six month period ended June 30, 2000. The reason for the increase in rentals came as a result of the completion of Pecos Russell Business Center in early 2001 resulting in greater rental income. Income from furniture sales totaled $2,658,862 for the six month period ended June 30, 2001 contrasted to income of $2,693,881 for the six month period ended June 30, 2000. Furniture sales were flat for both reporting periods. Sales of condominiums totaled $1,501,000 for the six month period ended June 30, 2001. There were no condominium sales during the year 2000.

Cost of Good Sold
-----------------

During 1999 Senior Care had no manufacturing operations and therefore, there was no cost of goods sold section on the income statement. For the year ended December 31, 2000, the cost of goods sold was $(746,157) from our furniture manufacturing operations.

Cost of goods sold totaled $(2,205,305) for furniture sales for the six month period ended June 30, 2001 as compared to $(1,967,336) for the six month period ended June 30, 2000. There was no significant difference between the reporting periods and the only differences shown resulted from the manner in which billings are received and processed for payment.

Cost of goods sold on the sale of condominiums totaled $(1,386,328) for the six month period ended June 30, 2001. There were no sales prior to April 1, 2001.

Operating Expenses
------------------

Selling, general and administrative costs were $1,811,027 for the year ended December 31, 2000, as compared to $140,892 for the year ended December 31, 1999. This increase was primarily attributed to the fact that the Senior Care only commenced operations in late 1999 and did not own the furniture manufacturing operation until January 1, 2000.

Selling, general and administrative costs were $(842,447) for the six month period ended June 30, 2001 as compared to $(697,746) for the period ended June 30, 2000. This increase was primarily attributed to the way in which Senior Care reports items which are included in general costs.

For the six month period ended June 30, 2000, Senior Care separately reported interest which is now has been capitalized on projects under construction or has been moved into cost of good sold. For this reason, it appears that there has been a significant increase in costs, when, in fact, the increase was insignificant.

Net Profit or loss
------------------

Senior Care had a net loss of $(71,361) for the year ended December 31, 2000. This contrasts with a net loss on operations for the year ended December 31, 1999 of $(213,652). The reduction in losses from year end 1999 to year end 2000 is primarily attributable to the fact that Senior Care had only limited rental income during 1999 whereas during the year 2000, the company had income from both rentals and furniture manufacturing to offset expenses leading to a reduction in the company's losses. During the year 2000, Senior Care completed construction on Pecos Russell Business Center resulting in increased rental income during 2000. The net loss for the year ended December 31, 2000 was ($.005) per share basic and diluted while the loss for the year ended December 31, 1999 was ($.05) per share, basic and diluted.

Senior Care had a net profit on operations of $35,278 for the six month period ended June 30, 2001 as compared to a net loss of $(173,044) for the six month period ended June 30, 2000. The difference is mainly attributable to the fact that Senior Care's operations have grown both from rental income and due to the fact that condominium sales have commenced.

Liquidity and Capital Resources
-------------------------------

To date, we have funded our capital requirements for our current from cash flows from our operations, from real estate construction loans and from equity lines of credit which the Company has available. Our cash position as of June 30, 2001 improved with an ending cash balance of $258,314 as compared to $30,239 as of June 30, 2000. This increase in cash was due generally to receipt of loan proceeds which Senior Care still had on hand at the end of the period. That cash position was further improved during the month of July, 2001 when Senior Care received a cash infusion of approximately $500,000 from a new credit line. Net cash provided by operating activities totaled $814,319 for the period ended June 30, 2001 as compared to net cash used of $(191,799) for the period ended June 30, 2000. The reason for the difference comes as a result of Senior Care bringing its condominium complex in Los Angeles into inventory and out of construction in progress. Net cash used for investing activities totaled $(555,451) for the period ended June 30, 2001 as compared to $(1,508,565) for the period ended June 30, 2000. The difference came from actual cash used in the construction of real estate inventory for sale since the condominium complex in Los Angeles has been completed and new construction on other projects has not yet commenced. Net cash used in financing activities totaled $(20,182) for the period ended June 30, 2001 as compared to net cash provided by financing activities for the period ended June 30, 2000 of $1,605,030. This difference is accounted for by the fact that more cash was needed for construction in progress during the year 2000 than was necessary for the first six months of the year 2001.

In the immediate future, in order to fund our current working capital requirements, expand of our building program, we intend to seek an offering of equity securities by way of a private placement for funds up to a total of $15,000,000. Our ability to obtain this financing cannot be assured. Our growth is dependent on our ability to obtain such additional funding.

The present cash available, approximately $750,000 is sufficient for general operations of Senior Care for the next 12 months without the infusion of additional cash. This does not include the Noble furniture operations which are generally self sufficient and do not require any cash from Senior Care. This cash available will generally only be used for office overhead, salaries and other such general expenses which approximate $50,000 per month.

Senior Care does have the following commitments for capital at the present time. None of these are expected to be funded from the present cash reserves of the company.

Noble Furniture Leases
----------------------

The Company has an equipment lease on equipment used by Noble Furniture requiring payments of $320 per month which will expire in July, 2002.

Rent USA Equipment Leases
-------------------------

On January 23, 2001, Senior Care leased mining equipment which it in turn sub-leased to Equip USA, a wholly owned subsidiary of Rent USA. The leases were obtained and Senior Care agreed to become liable under the terms of the leases based upon Rent USA's representation that the equipment would be leased continually for at least the first two years to a single user under a written contract for the rental of the equipment. The obligations of the Company on these leases and the cost of the equipment leased were as follows:

Equipment                                  Cost           Monthly Payment
----------------------------------------------------------------------------
Nordberg 30x55 Jaw
Crusher & Cone                        $   796,535

9 Payments commencing 2/1/2001                               $ 25,000
50 Payments commencing 11/1/2001                               14,607

Superior Radial Stacker                    74,000

9 Payments commencing 2/1/2001                                  2,328
50 Payments commencing 11/1/2001                                1,367

2 Thunderbird Portable Conveyors          104,000

60 Payments commencing 4/25/2001                                1,762

Senior Care management discovered that after only three months use, the equipment was being returned to Senior Care by the end user and that Senior Care would have to find a new user for the equipment. By this time, Rent USA management who had expertise in the rental, repair, maintenance and operation of the equipment had left Rent USA, Rent USA was no longer doing any appreciable business and it appeared that Senior Care would be required to take over the entire equipment rental operation. Senior Care was unwilling to do so. Furthermore, management of Senior Care without the management of Rent USA, has no expertise in the equipment rental business. As a result, Senior Care negotiated with the original lessor of the equipment to find a new lessee for that equipment. It has also brought a lawsuit against all of the individuals and entities involved in this matter. Senior Care management has determined that the Company may suffer a loss as a result of the failure to honor all obligations under the terms of these leases. The extent of the loss is yet undetermined but is estimated to result in a one-time loss of approximately $300,000 at such time as Senior Care actually suffers the loss which will not be until such time as the equipment can be resold and a deficiency amount determined. The determination of the amount of the anticipated loss was determined after discussions with the lessors of the equipment leaseholds who have experience with the resale of this type of equipment.

Commitments on Baja California Properties
-----------------------------------------

Senior Care agreed when it purchased Plaza Rosarito, Tri-National agreed that it would allow Senior Care to repurchase $8,000,000 in value of Series F preferred stock to be used for the payment of Capital Trust who loaned Tri-National the money to purchase the Plaza Rosarito property initially. This stock repurchase is to be from the first sales proceeds from Plaza Rosarito.

Because of the recent injunctive proceedings brought by Capital Trust which could restrict Senior Care's ability to finance the development of Plaza Rosarito and the oceanfront property across the street from the shopping center, Senior Care is presently undertaking to purchase the judgment which Capital Trust has against Tri-National, and certain of its officers and directors.

Likewise, with respect to the Hills of Bajamar, Tri-National agreed that it would allow Senior Care to repurchase approximately $11,000,000 in value of Series F preferred stock to be used for the payment of bond holders, the bond holders' payments to come from the first sales of Hills of Bajamar lots and/or homes.

Senior Care also agreed to use its best efforts to register through an SB-2 Registration a debenture which would be issued to Tri-National's bond holders with the debenture being paid from the sale of lots and/or homes at the Hills of Bajamar.

Our Future Capital Requirements
-------------------------------

Our greatest cash requirements during the next two years will be the need for cash for real estate projects which generally will come from construction loans which the Company will obtain directly from bank lenders, to fund entitlements which are necessary to develop property prior to being able to obtain either land financing or construction financing and for capital requirements of Noble Furniture. Noble Furniture has a credit line from Celtic Capital which the Company believes will meet Noble's requirements for the immediate future. Funds required for the development of the properties acquired from Tri-National Development, Inc. will come from traditional real estate loans and from the private placement financing whereby Senior Care intends to raise up to $15,000,000.

Also, it should be noted that as of June 30, 2001, Senior Care had not yet arranged construction financing for its Flamingo 55 project. Also, it had not yet arranged construction financing for its San Jacinto project. It does have a commitment from HUD for a loan for our New Mexico project but that loan has not yet funded. The amount of the loan is sufficient to complete the project.

As to the projects that do not yet have financing, management is working to obtain construction financing for these projects from lending institutions. However, there is no assurance that such financing will be found. If Senior Care is not able to find the necessary financing, this would seriously impact Senior Care's ability to complete these planned projects. However, management believes that if it became impossible to find such financing, Senior Care could sell the projects to others and would not suffer any loss due to the enhancements to the value of those projects which Senior Care has already completed such as the recording of a plot map, completion of engineering and plan approval.

Subsequent to the next twenty-four months, we plan to finance our long-term operations and capital requirements with the profits and funds generated from the revenues from the sale of our condominiums, single family residences, from rents from our buildings including both commercial and residential properties and from profits in our manufacturing facility. We may obtain future funding through new private financings and public offerings of debt and equity securities and most certainly, will continue to borrow money from banks and savings institutions to continue construction projects and real estate development projects.

                  DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                     & FINANCIAL DISCLOSURE FOR SENIOR CARE

Senior Care is unaware of any disagreements with accountants on accounting principles or other matters and there have been no conditions placed upon the reports of any accountants engaged by Senior Care for the past two years.

            QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Senior Care has no debt instruments, forwards or future contracts, option contracts, swaps or complex instruments which would be subject to market risk. The Company has no stock investments in the market, holds no short positions on any security, has never written or purchased puts or call options, participated in swaps or purchased currency instruments, foreign or domestic, which would be subject to market risk.

Senior Care's real estate debt pays interest at fixed rates which are not subject to market changes in interest rates and as a result, the profit and cash flow of the Company is not affected by changing market rates.

                      DIRECTORS AND OFFICERS OF SENIOR CARE

Senior Care's Directors and Executive Officers, on June 30, 2001, their ages, positions held with the Company, length of time in such positions, and term of office are set forth below:


Name and Age          Current Position       Director Since     Officer Since
------------          ----------------       --------------     -------------
Mervyn Phelan, Sr. 60 Chairman, CEO          March 12, 2001     March 12, 2001
                      Director

Bob Coberly 33        Vice President,        August 31, 1999    VP since August 31, 1999
                      Chief Financial Officer,                  CFO since November 10, 2000
                      Treasurer                                 Treas. since March 12, 2001
                      Director

David Tsai 55         Vice President,                           August 31, 1999

John Cruickshank 60   Vice President                            VP since April 18, 2000
                      Secretary                                 Sec. since November 10, 2000
                      Director               March 12, 2001

Scott Brake 48        Director               August 31, 1999

David Edwards 52      Director               April 1, 2000

John Tanner 36        Director               April 1, 2000

Denzel Harvey 55      Director               April 1, 2000

Bob Eschwege 58       Vice President                            May 20, 2000


The principal occupations and positions for the past several years of each of our executive officers and directors are as follows:

Mervyn Phelan, Sr., Chairman, Chief Executive Officer, Director

Mr. Phelan is a licensed real estate broker in the State of California. Since 1988, he has been a business and lending consultant to a large number of small and mid-sized companies. He operates American Auditors who acted as a consultant and lender to Senior Care over the last two years. Mr. Phelan continues to be associated with that company spending about 80% of his time working on behalf of Senior Care and the balance of his time on other matters not associated with Senior Care. From approximately 1988 until 1997, during the nationwide recession, he specialized in the field of bankruptcy reorganizations. American Auditors is in the business of making loans to operating companies.

He has vast experience in the field of preparing businesses and their management team to break into normal financing channels even though the businesses may be financially challenged and under-capitalized. He pioneered innovative purchase and financing techniques for distressed property owners which effectively helped distressed sellers and provided value for new purchasers.

In 1985, Mr. Phelan purchased Camino Real Savings & Loan, renamed it First California Savings Bank and aggressively entered the field of apartment building and hospitality-related commercial lending. First California was began making super priority loans in Chapter 11 Bankruptcy cases, also known as priming liens, loans used to save property from liquidation. He has had no connection with the bank since 1991.

Mr. Phelan's career in the hospitality industry as a broker, business consultant and acquisition manager has spanned 35 years.

Scott Brake:  Director

Mr. Brake brings 30 years of business experience to the Board of Directors.

Mr. Brake's employment for the prior 5 year period has been as an independent business and financial consultant in Los Angeles, California.

David Tsai: Vice President

Mr. Tsai is a licensed architect. He graduated from Chung Yuan Christian College of Taiwan in 1967 and moved to California in 1969. After receiving his Masters Degree of Architecture at the University of California Berkeley in 1970, Mr. Tsai moved to Los Angeles and began his architectural career in the Southland.

Mr. Tsai's extensive commercial development and architectural experience derived from early years when he was employed by various renowned architectural firms in the Greater Los Angeles area. Mr. Tsai has participated in design work of landmark projects in Los Angeles, including the Downtown Hyatt Regency Hotel, the Broadway Plaza, and one of the tallest buildings in Los Angeles, the famous 60-story First Interstate Bank building.

In 1975, Tsai Development and Construction Corp. was founded. In 1977, due to increasing demand, an independent Development and Construction Division was formed, separated from the Architectural Division. He has since developed millions of square feet of commercial/retail, and thousands of multi- family residential units, senior units and single family homes. Mr. Tsai most recently created an efficient design for senior condominium projects and is under construction on numerous senior projects in the state of California, including Evergreen Manor, which is owned by Senior Care Industries Inc.

Mr. Tsai's employment for the prior 5 year period has been as the principal of Tsai Development and Construction, in Monterey Park, California. He is the principal designer and builder of the Evergreen Manor II owned by Senior Care. About 25% of Mr. Tsai's time is spent working on the affairs of Senior Care and the balance of that time in other pursuits.

Robert Coberly: Chief Financial Officer, Treasurer, Director

Mr. Coberly graduated Magna Cum Laude from the University of San Diego in 1990 with a degree in Business Administration with an emphasis on finance. He brings 8 years of real estate experience to the Senior Care Industries Inc., management team. Mr. Coberly will focus on retail and residential development with the company, utilizing his national network of contacts gained through his years with CB Commercial and Marcus & Millechap. Mr. Coberly has initiated and sold over $100,000,000 in real estate throughout the United States and will focus on the eastern U.S. for the Company. He is a licensed real estate broker.

Mr. Coberly's employment for the prior 5 year period has been as a real estate agent with CB Commercial and Marcus & Millechap, in Los Angeles, California. Recently, he relocated to Capital Realty in South Pasadena, California.
Mr. Coberly spends about 80% of his time working for Senior Care and the balance as a real estate broker.

John Cruickshank, Senior Vice President, Secretary, Director

Mr. Cruickshank is a graduate of the University of Vermont and Boston College Law School. For the last 10 years he has been a business consultant working mainly in connection with the law offices of Lawrence R. Young & Associates, P.C. in Downey, California as a consultant to Mr. Young's clients on business affairs. He left that position and joined Senior Care in April of 2000.

David Edwards, Director

David Edwards resides in London, England and is in the international antiques importing business. He was born in London in 1948 and attended school at St. Georges. He was for many years the owner and operator of six major licensed premises in London. He is now retired from that business and spends most of his time in charitable endeavors including acting as trustee and vice-chair of the national charity for children suffering from cancer, the Lennox Appeal, is a member of the Sudbury Rugby Football Club and trustee of the Mountview Drama School.

John Tanner, Director

John Tanner was born in 1964 in Dublin, Ireland, was educated at the Delasalle Brother's School, embarked on a career in hotel management after attending the Royal Marine Hotel Management Course. He presently resides in East Anglia in the United Kingdom and maintains a large stable of horses, trains horses and is a member of the British Show Hack & Riding Association and the British Sports Horse Society. He competes in various horse shows and rides the hunt with the Thorlow in Suffock and, has been awarded a number of hunt buttons by four other hunts in the British Isles.

He presently is also in the antique business, has developed a serious interest in architecture and design. After rebuilding and remodeling Westgate House in Long Melford, he found himself rebuilding and redesigning houses of significance in England, Ireland, Spain and Germany.

Denzel Harvey, Director

Denzel Harvey has been for the last twenty years the owner and operator of Northland Rental & Supply, a heavy equipment rental company in San Dimas, California. Northland is a part of the Disabled Veterans Business Enterprise
(DVBE) program in California and by Congress on a Federal level gives an entitlement to disabled veterans on a par with minorities. Denzel Harvey is a disabled veteran.

Bob Eschwege, Vice President and Manager of Noble Furniture

Mr. Eschwege founded Noble Furniture in 1989 and has been with the Company since its inception. He handles all aspects of oversight of manufacture, design, and distribution. He is a master furniture and cabinet maker whose expertise goes far beyond the manufacturing of furniture to the showing and sale of the product to distributors nationwide.

                EXECUTIVE COMPENSATION OF OFFICERS AND DIRECTORS

The following table sets forth the Summary Compensation Table for all of Senior Care's officers and directors who served during the last three fiscal years. No other compensation not covered in the following table was paid or distributed by the Company to such persons during the period covered. Employee Directors receive stock options for service on the Board of Directors.

    Name                    Annual                      Awards          Payouts
& Position                  Comp.
------------------------------------------------------------------------------------------
              Year      Salary    Bonus   Other             Restricted       LTIP    Other
                                          Compensation  Stock      Options

Richard Hart 1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-       1,833     -0-      -0-
             2001        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Martin
Richelli     1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-         933     -0-      -0-
             2001        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Denzel
Harvey       1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2000        -0-       -0-       -0-          -0-       1,833     -0-      -0-
             2001        -0-       -0-       -0-          -0-     100,000     -0-      -0-

David Tsai   1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2000        -0-       -0-       -0-          -0-        1,833    -0-      -0-
             2001        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Stephen
Reeder       1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
CEO          1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000       65,000     -0-       -0-          -0-        3,834    -0-      -0-
             2001       10,000     -0-       -0-          -0-      200,000    -0-      -0-

Bob Coberly  1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-        1,833    -0-      -0-
             2001       45,000     -0-       -0-          -0-      400,000    -0-      -0-
John
Cruickshank  1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999 (1)    -0-       -0-       -0-          -0-          -0-    -0-      -0-
Secretary    2000       38,850     -0-       -0-          -0-        1,833    -0-      -0-
             2001       80,000     -0-       -0-          -0-      400,000    -0-      -0-

Scott Brake  1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-        1,833    -0-      -0-
             2001        -0-       -0-       -0-          -0-      200,000    -0-      -0-

Al Harvey    1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Former       1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-        1,833    -0-      -0-
             2001        -0-       -0-       -0-          -0-          -0-    -0-      -0-

                                       46



    Name                    Annual                      Awards          Payouts
& Position                  Comp.
------------------------------------------------------------------------------------------
              Year      Salary    Bonus   Other             Restricted       LTIP    Other
                                          Compensation  Stock      Options

Bob Eschwege 1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Plant Mgr.   2000       66,000     -0-       -0-          -0-        1,833    -0-      -0-
             2001       44,000     -0-       -0-          -0-      300,000    -0-      -0-
David
Edwards      1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2000        -0-       -0-       -0-         1,833         -0-    -0-      -0-
             2001        -0-       -0-       -0-       100,000         -0-    -0-      -0-

John Tanner  1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2000        -0-       -0-       -0-         1,833         -0-    -0-      -0-
             2001        -0-       -0-       -0-       100,000         -0-    -0-      -0-

Mervyn
Phelan       1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
CEO          1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2001        -0-       -0-       -0-     8,000,000 (2)     -0-    -0-      -0-


(1) Prior to becoming an officer or director of Senior Care, John Cruickshank received compensation of 50,000 pre-reverse split shares of common stock in lieu of cash for consulting services during 1999.

(2) Mervyn A. Phelan, Jr., Trustee of the Aliso Circle Irrevocable Inter Vivos Trust is the son of Mervyn A. Phelan, Sr., Chief Executive Officer of Senior Care and Chairman of the Board of Directors. The beneficiaries of the Trust are Sharon Phelan, wife of Mervyn A. Phelan, Sr., the children and grand-children of Mervyn A. Phelan, Sr.

                        INTERESTS OF EXPERTS AND COUNSEL

LEGAL MATTERS:

The validity of this offering will be passed upon for Senior Care by Richard
A. Mata, Esq., 3129 S. Hacienda Blvd., Suite 510, Hacienda Heights, CA 91745, telephone (562) 715-5543.

An opinion regarding federal income tax matters was passed upon by Richard O. Weed, Esq., 4695 MacArthur Court, Suite 1450, Newport Beach, CA 92660, telephone (949) 475-9086.

ACCOUNTANTS & AUDITORS:

The balance sheets as of December 31, 1999 and December 31, 2000 and the statements of operations, shareholders' equity and cash flows for the periods then ended were prepared by Ludlow & Harrison, A CPA Corporation, independent accountants, given on the authority of that firm as experts in accounting and auditing.

STOCK TRANSFER AGENT:

The Stock Transfer Agent who will handle this transaction and any questions regarding the surrender of shares and execution of the letter of transmittal should be addressed to:

First American Stock Transfer, Inc.
1717 E. Bell Road, 2-155
Phoenix, AZ 85022
Telephone: (602) 485-1346

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      EXPENSES OF ISSUANCE AND DISTRIBUTION
                          OF PROSPECTUS & TENDER OFFER

Senior Care will pay all expenses in connection with this tender offer including the issuance of Series G preferred stock. You may be required to pay your broker a nominal fee to transfer your stock to First American Stock Transfer, the depository who will be accepting your tendered shares. We do not believe that you would have to pay any commission to your broker on this transaction.

As we have noted earlier in this prospectus, you will be required to pay a transfer fee when you convert your Series G preferred stock into common stock in Senior Care.

That fee is a flat fee of $15 to handle the surrender of each Series G Preferred certificate. You will also pay a fee of $10 to issue your common stock certificate. This fee is the same whether you have 1 share or 5,000 shares of Series G preferred to convert.

You need to realize that the effect of the fee is far greater for those having a few shares as opposed to those having a large number of shares. The total fee that you will pay over the five year period to convert all of your shares will be $125. You need to consider this additional cost when determining whether you want to accept this tender offer.

The estimated costs to the Company directly attributable to this Tender Offer are as follows:

Legal Fees                 $   5,000
Accounting Fees               18,500
Mailing & Postage             18,000
Stock Transfer Fees            5,000
                           ---------
Total Costs:               $  46,500

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

Indemnification of Directors and Officers.

         The Articles of Incorporation of Senior Care Industries, Inc. provide for indemnification of personal liability of our Directors to the fullest \ extent permitted by Nevada Law.

         Article X of the Articles of Incorporation, which is set forth below in its entirety, provides for indemnification of officers, directors, employees and agents substantially to the extent permitted under the Nevada Revised Business Corporation Act.

         Article X of the By-Laws provides as follows:

                                   " ARTICLE X
                                 INDEMNIFICATION

         Section 1. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

2. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action or suit by or in the right of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he aced in good faith an in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses with such court shall deem proper.

3. To the extent that any person referred to in paragraphs 1 and 2 of this
Article X has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to therein or in defense of any claim, issue or matter therein, th shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

4. Any indemnification under paragraphs 1 and 2 of this Article XI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs 1 and 2 of this Article X. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or other proceeding, or (b) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or c) by the stockholders.

5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as provided in this Article X.

6. The indemnification provided by this Article X shall not be deemed exclusive or any other rights to which those seeking indemnification may be entitled under any statue, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, office, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

7. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust of other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article X

8. For the purposes of this section, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving Corporation so that any person who is or was a director, officer, employee or agent or such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation in the same capacity."

                  EXHIBITS & FINANCIAL STATEMENT SCHEDULES

The following exhibits and financial statement schedules are attached to this prospectus for your information:

Exhibit 5.1     Legal Opinion of Richard A. Mata, Esq.

Exhibit 8       Legal Opinion re: Tax matters

Exhibit 13.1 Audited Financial Statements of Senior Care for periods ended December 31, 2000 and December 31, 1999

Exhibit 13.2 Unaudited Interim Financial Statements of Senior Care for Periods ended June 30, 2001 and June 30, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers.
------------------------------------------

Indemnification of Directors and Officers is included in the prospectus as required by Item 702 of Regulation S-K.

Exhibits & Financial Statement Schedules not included in
Prospectus
--------------------------------------------------------

Exhibit 3.1     Articles of Incorporation of Senior Care

Exhibit 3.2     Agreement of Merger

Exhibit 3.3     By-Laws of Senior Care

Exhibit 4 Certificate of Powers, Designations, Preferences & Rights Of Series G Preferred Stock of Senior Care

Exhibit 5.2    Legal Opinion re: Hills of Bajamar

Exhibit 5.3    Legal Opinion re: Plaza Resort Timeshares

Exhibit 5.4.   Legal Opinion re: Plaza Rosarito

Exhibit 5.5    Legal Opinion re: Portal Del Mar

Exhibit 10.1   Asset Purchase Agreement Between Tri-National and Senior Care

Exhibit 10.2   Tender Offer Agreement

Exhibit 10.3   Hills of Bajamar Contract

Exhibit 10.4   Portal Del Mar Contract

Exhibit 10.5   Plaza Del Sol and Beachfront Land Contract

Exhibit 10.6   Plaza Resorts Contract

Exhibit 23.1 Consent of Donald Harrison for inclusion of audited financial Statements of Senior Care for periods ended December 31, 1999 & December 31, 2000

Exhibit 23.2   Consent of Richard A. Mata, Esq. contained in Exhibit 5.1

Exhibit 23.3   Consent of Richard Weed, Esq. contained in Exhibit 8

Exhibit 99     Financial Statements of Rent USA, Inc.

Undertakings.
-------------

a. Rule 415 Offering. Senior Care will file:

  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing,, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range will be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

b. Request for acceleration of effective date. If Senior Care requests acceleration of the effective date of the registration statement under Rule 461 under the Securities Act, include the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c. Senior Care will:

(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act (ss.ss.230.424(b)(1), (4) or 230.497(h)) as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Issuer certifies that it has reasonable grounds to believe that is meets all of the requirements for filing of this S-4 registration statement and has duly caused this amended registration statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Laguna Beach, State of California, on September 11, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director

     /s/ John W. Cruickshank
     ------------------------------
     Secretary & Director

     /s/ Scott Brake
     ------------------------------
     Vice President & Director